                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       AMENDMENT NUMBER 30 TO SCHEDULE 13D

                  Filed pursuant to Rule 13d-1 as promulgated under Section 13(d) of the Securities Exchange Act of 1934 by the Securities and Exchange Commission. This amendment incorporates a restatement of Schedule 13D as amended through Amendment Number 29 and the following changes that have occurred since the last filing:

                  Change in ownership of Company stock by the Woodward Stock Plan portion of the Woodward Governor Company Member Investment and Stock Ownership Plan.

                  Amendments to Exhibit A to reflect changes in Company executive officers and directors and changes to the Plan Administrative and Investment Committees.

                  Exhibit B is the Woodward Governor Company Member Investment and Stock Ownership Plan as amended.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, $0.00875 par value, of Woodward Governor Company (the "Company"), 5001 North Second Street, Rockford, Illinois 61111, 11,334,146 shares of which are outstanding as of November 13, 2002.

                  Information relating to executive officers of Woodward Governor Company as of November 13, 2002 is included in Exhibit A.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed with respect to the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan"), 5001 North Second Street, Rockford, Illinois 61111, which is a profit sharing plan qualified under the provisions of Section 401(a) of the Internal Revenue Code. The assets of the Plan are held by the Woodward Governor Company Profit Sharing Trust (the "Trust"), established by agreement between the Company and Vanguard Fiduciary Trust Company (the "Trustee"). The Plan has been in operation since 1952 and neither the Plan nor the Trust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws.

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                  The Woodward Stock Plan is incorporated as part of the Plan and is an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of ERISA.

                  Information as to members of the Investment Committee and Administrative Committee of the Plan and as to executive officers and directors of the Company is included in Exhibit A hereto.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The sources of funds for the Plan are annual contributions by the Company and earnings on or sales of the investments held by the Trust.

ITEM 4.           PURPOSE OF TRANSACTION.

                  From time to time, the Trust has purchased shares of the Company's Common Stock ("Shares") in The Nasdaq Stock Market and in private transactions (See Item 5). The Trust may continue to effect purchases of Shares in The Nasdaq Stock Market or in private transactions from time to time if and when opportunities arise which permit the Trust to make such purchases on terms which are deemed advisable.

                  Purchases of Shares by the Trust are made for investment. The Plan and the Trust have provisions designed to enable the participants in the Plan (or their representatives) to control the voting of Shares held by the Trust and any sale, exchange, or other disposition of such Shares (See Item 6). Purchases of Shares by the Trust have the effect of increasing the percentage of outstanding Shares controlled by the Company's worker members (employees).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  At September 30, 2002, the Plan owned 1,693,817 Shares of Common Stock. This represented 14.95 percent of the total outstanding shares. In addition, there are shares held by related parties. The Woodward Governor Company Charitable Trust owned 128,536 shares (1.13%) at September 30, 2002. Voting control of this stock is by an investment committee for the Charitable Trust. Mr. Stephen P. Carter, Vice President, Chief Financial Officer and Treasurer of the Company, is an Investment Committee member for the Charitable Trust and is also on the Invesment Committee of the Plan.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Shares, like other securities owned by the Trust, are held for the benefit of the worker member participants in the Plan pursuant to the Woodward Governor

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                  Company Member Investment and Stock Ownership Plan adopted
                  September 30, 1952, as amended, and the related Woodward Governor Company Profit Sharing Trust dated September 30, 1952, as amended. There are no other contracts, arrangments, or understandings of the kind required to be disclosed by Item 6 of Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A - Investment Committee and Administrative Committee members of the Woodward Governor Company Member Investment and Stock Ownership Plan, Directors and Executive Officers of Woodward Governor Company;

                  Exhibit B - Woodward Governor Company Member Investment and Stock Ownership Plan, as amended;

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                  Woodward Governor Company Profit Sharing Trust

                  /s/ Stephen P. Carter
                  -------------------------------------------
                  Stephen P. Carter
                  Vice President, Chief Financial Officer and Treasurer Woodward Governor Company

                  Date:  November 13, 2002

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                                    EXHIBIT A

INVESTMENT COMMITTEE

The purchase of securities by the Plan is at the discretion of the Investment Committee of the Plan. None of the Committee members has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws. All members are citizens of the United States. Certain information as to the present members of the Investment Committee is as follows [(a) name, (b) business address, (c) present employment and relationship with Woodward Governor Company, (d) principal occupations for the past 5 years,
(e) shares of Company stock owned at date hereof]:


INVESTMENT COMMITTEE MEMBER

(a)   Stephen P. Carter

(b)   Woodward Governor Company
      5001 North Second Street
      Rockford, IL 61111

(c)   Vice President, Chief Financial Officer and Treasurer
      Woodward Governor Company

(d) Employed by Woodward Governor Company as Vice President, Chief Financial Officer And Treasurer since January 1997.

(e)   Shares:  90,047


INVESTMENT COMMITTEE MEMBER

(a)   Jay Evans

(b)   Amcore Financial, Inc.
      501 Seventh Street
      Rockford, IL 61104

(c)   President and Chief Investment Officer
      Amcore Capital Management, Inc.

      Member of the Woodward Governor Company Investment Committee Since June 22, 1994

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(d)   Employed by Amcore Financial, Inc. as President and Chief Investment
      Officer of Amcore Capital Management, Inc. since 1992.

(e)   Shares: 0


ADMINISTRATIVE COMMITTEE

The Administrative Committee of the Plan has the power to direct the Trustee as to the manner of exercising voting rights with respect to the Company stock held by the Plan. Since the power of the Committee is limited to voting power, all members disclaim beneficial ownership in the stock held by the Plan. As far as the Company knows, none of the committee members has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws. All members are citizens of the United States and are employed by Woodward Governor Company. Certain information as to the present members of the Administrative Committee is as follows [(a) name, (b) shares of Company stock owned at date hereof]:


ADMINISTRATIVE COMMITTEE MEMBERS

1.   (a)   Rick Holm
     (b)   233 shares

2.   (a)   Jeff Huber
     (b)   1,125 shares

3.   (a)   Steve Meyer
     (b)   347 shares

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DIRECTORS AND EXECUTIVE OFFICERS

Without conceding that such information is required to be included in Schedule 13D, certain information as to the present executive officers and directors of the Company is submitted. None of the executive officers and directors has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws. All executive officers and directors are citizens of the United States. Certain information as to the executive officers and directors is as follows [(a) name, (b) business address,
(c) present position, (d) principal occupations for the past 5 years, (e) shares of Company stock owned at date hereof]:


CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND DIRECTOR

(a)   John A. Halbrook

(b)   Woodward Governor Company
      5001 North Second Street
      Rockford, IL  61111

(c)   Chairman of the Board, Chief Executive Officer and Director
      Woodward Governor Company

(d) During the past five years, employed by Woodward Governor Company in management positions.

(e)   Shares:  288,210


PRESIDENT AND CHIEF OPERATING OFFICER

(a)   Thomas A. Gendron

(b)   Woodward Governor Company
      1000 East Drake Street
      Fort Collins, CO  80522

(c)   President and Chief Operating Officer
      Woodward Governor Company

(d) During the past five years, employed by the Woodward Governor Company in management positions.

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(e)   Shares:  51,644


VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

(a)   Stephen P. Carter  (SEE INVESTMENT COMMITTEE)


VICE PRESIDENT

(a)   Ronald E. Fulkrod

(b)   Woodward Governor Company
      1000 East Drake Street
      Fort Collins, CO  80522

(c)   Vice President
      Woodward Governor Company

(d) During the past five years, employed by the Woodward Governor Company in management positions.

(e)   Shares:  42,678


VICE PRESIDENT

(a)   C. Phillip Turner

(b)   Woodward Governor Company
      5001 North Second Street
      Rockford, IL  61111

(c)   Vice President - General Manager, Aircraft Engine Systems
      Woodward Governor Company

(d) During the past five years, employed by the Woodward Governor Company in management positions.

(e)   Shares:  110,550


CORPORATE SECRETARY

(a)   Carol J. Manning

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(b)   Woodward Governor Company
      5001 North Second Street
      Rockford, IL  61111

(c)   Corporate Secretary
      Woodward Governor Company

(d) During the past five years, employed by the Woodward Governor Company as Corporate Secretary.

(e)   Shares:  8,375


DIRECTOR

(a)   J. Grant Beadle

(b)   P.O. Box 130 Macatawa, MI 49434

(c) Retired Chairman of the Board and Chief Executive Officer Union Special Corporation

      Director of Woodward Governor Company (May 1988 through present)

(d) Prior to retiring in May 1991, was Chairman of the Board and Chief Executive Officer of Union Special Corporation.

(e)   Shares: 6,956


DIRECTOR

(a)   John D. Cohn

(b)   Rockwell Automation
      777 East Wisconsin Avenue, Suite 1400
      Milwaukee, WI 53202

(c) Senior Vice President Strategic Development and Communications Rockwell Automation

      Director of Woodward Governor Company (July 2002 through present)

(d) During the past five years, employed by Rockwell Automation in management positions.

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(e)   Shares: 0


DIRECTOR

(a)   Paul Donovan

(b)   Wisconsin Energy Corporation
      PO Box 2949
      Milwaukee, WI  53201

(c)   Senior Vice President and Chief Financial Officer
      Wisconsin Energy Corporation

      Director of Woodward Governor Company (November 2000 through present)

(d) From June 1988 through August 1999, employed by Sundstrand Corporation as Executive Vice President and Chief Financial Officer.

(e)   Shares:  2,502


DIRECTOR

(a)   Lawrence E. Gloyd

(b)   Clarcor, Inc.
      6367 Sebring Way
      Loves Park, IL  61111

(c) Chairman Emeritus and Retired Chairman and Chief Executive Officer Clarcor, Inc.

      Director of Woodward Governor Company (June 1994 through present)

(d) Prior to retiring in March 2000, was Chairman and Chief Executive Officer of Clarcor, Inc.

(e)   Shares:  7,492


DIRECTOR

(a)   J. Peter Jeffrey
(b)   12035 Douglas Street

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      Omaha, NE  68154

(c)   Retired Vice President of Development
      Father Flanagans Boy's Home

(d) Prior to retiring in December 1995, held an executive management position with Father Flanagans Boy's Home.

(e)   Shares:  7,524


DIRECTOR

(a)   Michael H. Joyce

(b)   Twin Disc, Incorporated
      1328 Racine Street
      Racine, WI  53403

(c)   President and Chief Operating Officer
      Twin Disc, Incorporated

      Director of Woodward Governor Company (October 2000 through present)

(d) Employed by Twin Disc, Incorporated as President and Chief Operating Officer since 1991.

(e)   Shares:  3,792


DIRECTOR

(a)   Rodney O'Neal

(b)   Delphi Automotive Systems
      5725 Delphi Drive
      Troy, MI  48098

(c)   Executive Vice President of Delphi Automotive Systems and
      President of the Safety, Thermal & Electrical Architecture Sector

      Director of Woodward Governor Company (April 1999 through present)

(d) During the past five years, employed by Delphi Automotive Systems in management positions.

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(e)   Shares:  5,553


DIRECTOR

(a)   Mary L. Petrovich

(b)   AxleTech International

      Troy, MI

(c)   Chief Executive Officer
      AxleTech International

      Director of Woodward Governor Company (July 2002 through present)

(d) Chief Executive Officer of AxleTech International from 2001 to present; from 2000-2001 served as President of Dura Automotive - Driver Controls; and from 1993-2000 held various management positions with AlliedSignal.

(e)   Shares:  0


DIRECTOR

(a)   James R. Rulseh

(b)   Modine Manufacturing Company
      1500 DeKoven Avenue
      Racine, WI  53402

(c)   Group Vice President
      Modine Manufacturing Company

      Director of Woodward Governor Company (April 2002 through present)

(d) Group Vice President, Modine Manufacturing Company April 2001 to present; Managing Director of Modine Europe from April 1998 through April 2001; General Manager of Modine Manufacturing Company from October 1994 through April 2001.

(e)   Shares:  1,692


DIRECTOR

(a)   Michael T. Yonker

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(b)   P.O. Box 1193
      Boca Grande, FL  33921

(c)   Retired President and Chief Executive Officer
      Portec, Inc.

      Director of Woodward Governor Company (November 1993 through present)

(d) Prior to retiring in June 1998, was President and Chief Executive Officer of Portec, Inc.

(e)   Shares:  7,036

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                                    EXHIBIT B


================================================================================


                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

                            (As Amended and Restated
                        Effective as of January 1, 1999)


================================================================================

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                                TABLE OF CONTENTS

                                                                                                            Page
ARTICLE 1.          GENERAL...................................................................................1

     Section 1.1.       History, Purpose and Effective Date...................................................1
     Section 1.2.       Defined Terms.........................................................................1
     Section 1.3.       Related Companies.....................................................................1
     Section 1.4.       Plan Administration, Trust Agreement..................................................2
     Section 1.5.       Plan Year.............................................................................2
     Section 1.6.       Applicable Laws.......................................................................2
     Section 1.7.       Gender and Number.....................................................................2
     Section 1.8.       Notices...............................................................................2
     Section 1.9.       Evidence..............................................................................3
     Section 1.10.      Action by the Company.................................................................3
     Section 1.11.      Reversion to the Company..............................................................3
     Section 1.12.      Prior Elections.......................................................................3
     Section 1.13.      Restrictions on Participant Election..................................................3

ARTICLE 2.          PARTICIPATION.............................................................................3

     Section 2.1.       Participation.........................................................................3
     Section 2.2.       Participation Not Contract of Employment..............................................4

ARTICLE 3.          SERVICE...................................................................................4

     Section 3.1.       Year of Service.......................................................................4
     Section 3.2.       Hour of Service.......................................................................5
     Section 3.3.       One-Year Break-in-Service.............................................................6
     Section 3.4.       Leased Worker Members.................................................................6

ARTICLE 4.          PAYROLL DEFERRALS.........................................................................6

     Section 4.1.       Payroll Deferrals.....................................................................6
     Section 4.2.       Eligible Pay Adjustments and Payment of Payroll Deferrals.............................7
     Section 4.3.       Election to Vary, Suspend or Change Tax Treatment of Payroll Deferrals................7
     Section 4.4.       Treatment as Deferral Contribution....................................................7

ARTICLE 5.          CONTRIBUTIONS.............................................................................7

     Section 5.1.       Payroll Deferral Contributions........................................................7
     Section 5.2.       Company Matching Contribution.........................................................8

ARTICLE 6.          ROLLOVERS AND TRANSFERS FROM RELATED PLANS................................................8

     Section 6.1.       Rollover Contributions................................................................8
     Section 6.2.       Transfers from Other Plans............................................................8
     Section 6.3.       Interest in Plan......................................................................8

ARTICLE 7.          PARTICIPANT ACCOUNTS......................................................................9

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
ARTICLE 8.          INVESTMENT FUNDS UNDER THE MEMBER INVESTMENT PLAN.........................................9

     Section 8.1.       Investment Accounts...................................................................9
     Section 8.2.       Investment Directions and Transfers Between Investment Funds..........................9
     Section 8.3.       Statement of Accounts.................................................................9

ARTICLE 9.          WOODWARD GOVERNOR COMPANY STOCK COMPONENT................................................10

     Section 9.1.       Compliance with Code and ERISA.......................................................10
     Section 9.2.       Dividends on Allocated Company Stock.................................................10
     Section 9.3.       Acquisition Loans....................................................................10
     Section 9.4.       Transfer from the Woodward Governor Company Stock Component..........................11
     Section 9.5.       Fair Market Value....................................................................12

ARTICLE 10.         LIMITATIONS ON COMPENSATION, CONTRIBUTIONS AND ALLOCATIONS...............................12

     Section 10.1.      Compensation.........................................................................12
     Section 10.2.      Limitations on Annual Additions......................................................13
     Section 10.3.      Combined Plan Limitation.............................................................14
     Section 10.4.      Reduction of Contribution Rates......................................................14
     Section 10.5.      Excess Annual Additions..............................................................14
     Section 10.6.      Limitations under Section 402(g) of the Code.........................................15
     Section 10.7.      Disposition of Excess Elective Deferrals.............................................15
     Section 10.8.      Limitations under Section 401(k)(3) of the Code......................................15
     Section 10.9.      Disposition of Excess Deferral Contributions.........................................16
     Section 10.10      Highly Compensated Worker Member.....................................................16
     Section 10.11      Limitations under Code Section 401(m)(2).............................................17
     Section 10.12      Disposition of Excess Matching Contributions.........................................18
     Section 10.13      Multiple Use of Alternative Limitation...............................................18

ARTICLE 11.         PRE-TERMINATION WITHDRAWALS AND LOANS....................................................19

     Section 11.1.      Pre-Termination Withdrawals..........................................................19
     Section 11.2.      Hardship.............................................................................20
     Section 11.3.      Loans to Participants................................................................21

ARTICLE 12.         DISTRIBUTION ON TERMINATION OR TRANSFER OF EMPLOYMENT....................................22

     Section 12.1.      Vesting of Account Balance...........................................................22
     Section 12.2.      Distribution Date....................................................................22
     Section 12.3.      Limits on Commencement and Duration of Distributions.................................22
     Section 12.4.      Form of Distribution on Termination of Employment....................................24
     Section 12.5.      Distributions to Persons under Disability............................................24
     Section 12.6.      Interests Not Transferable...........................................................25
     Section 12.7.      Absence of Guaranty..................................................................25
     Section 12.8.      Designation of Beneficiary...........................................................25
     Section 12.9.      Missing Recipient....................................................................26
     Section 12.10.     Put Option...........................................................................26

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
     Section 12.11.     Direct Rollovers.....................................................................27
     Section 12.12.     Definitions..........................................................................27

ARTICLE 13.         VOTING OF COMPANY STOCK..................................................................28


ARTICLE 14.         THE ADMINISTRATIVE COMMITTEE.............................................................29

     Section 14.1.      Membership...........................................................................29
     Section 14.2.      Majority Action......................................................................30
     Section 14.3.      Rights, Powers and Duties............................................................30
     Section 14.4.      Application of Rules.................................................................31
     Section 14.5.      Remuneration and Expense.............................................................31
     Section 14.6.      Indemnification of the Committee.....................................................31
     Section 14.7.      Exercise of Committee's Duties.......................................................31
     Section 14.8.      Information to Be Furnished to Committee.............................................31
     Section 14.9.      Resignation or Removal of Committee Member...........................................31
     Section 14.10      Appointment of Successor Committee Member............................................32

ARTICLE 15.         THE INVESTMENT COMMITTEE.................................................................32

     Section 15.1.      Establishment of Investment Committee................................................32
     Section 15.2.      Majority Action......................................................................32
     Section 15.3.      Powers of the Investment Committee...................................................32
     Section 15.4.      Duties of the Investment Committee...................................................33

ARTICLE 16.         FREQUENTLY USED DEFINITIONS..............................................................33


ARTICLE 17.         AMENDMENT AND TERMINATION................................................................37

     Section 17.1.      Amendment............................................................................37
     Section 17.2.      Termination..........................................................................37
     Section 17.3.      Merger and Consolidation of Plan, Transfer of Plan Asset.............................37
     Section 17.4.      Notice of Amendment, Termination or Partial Termination..............................37
     Section 17.5.      Vesting and Distribution on Termination and Partial Termination......................37
     Section 17.6.      Limitation on Right to Amend.........................................................38

ARTICLE 18.         TOP HEAVY STATUS.........................................................................38

     Section 18.1.      Application..........................................................................38
     Section 18.2.      Definitions..........................................................................38
     Section 18.3.      Affected Participant.................................................................38
     Section 18.4.      Top-Heavy............................................................................38
     Section 18.5.      Key Worker Member....................................................................39
     Section 18.6.      Compensation.........................................................................40
     Section 18.7.      Non-Key Worker Member................................................................40
     Section 18.8.      Aggregation Plan.....................................................................40
     Section 18.9.      Required Aggregation Plan............................................................41
     Section 18.10.     Permissive Aggregation Plan..........................................................41
     Section 18.11.     Minimum Contribution.................................................................41
     Section 18.12.     Aggregate Benefit Limit..............................................................41

SUPPLEMENT A TO THE WOODWARD GOVERNOR COMPANY MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENT B TO THE WOODWARD GOVERNOR COMPANY MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENT C TO THE WOODWARD GOVERNOR COMPANY MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN
            (AS AMENDED AND RESTATED EFFECTIVE AS OF JANUARY 1, 1999)


                                       (c)

                                              GENERAL

                         a. HISTORY, PURPOSE AND EFFECTIVE DATE. The Woodward
                    Governor Company Member Investment and Stock Ownership Plan (the "PLAN"), was first established by Woodward Governor Company (the "COMPANY") effective as of September 30, 1952. The Plan was most recently amended effective as of January 1, 1996, and was further amended by the First, Second and Third Amendments to the Plan all effective as of January 1, 1997, The following is an amendment and restatement of the Plan effective as of January 1, 1999 (the "EFFECTIVE DATE") (unless otherwise indicated). The Plan consists of a profit sharing plan and cash or deferred arrangement component ("MEMBER INVESTMENT COMPONENT") which is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "CODE") and an employee stock ownership plan component ("WOODWARD GOVERNOR COMPANY STOCK COMPONENT") which is intended to qualify under sections 401(a) and 4975(e)(7) of the Code. The assets of the Woodward Governor Company Stock Component shall be invested primarily in shares of common stock of the Company which qualify as "employer securities" within the meaning of section 409(1) of the Code. The purpose of the Plan is to promote the mutual interests of the Company, its shareholders, and its eligible Worker Members (i) by providing such Worker Members with a systematic savings program to supplement their retirement incomes, and an opportunity to acquire an equity interest in the Company and to exercise shareholder rights with respect thereto, (ii) by causing the Plan to be a long-term investor in common stock of the Company, and (iii) by providing the Company and its eligible Worker Members with the tax benefits and other benefits provided under applicable laws to employee stock ownership plans. The provisions of the Plan as applied to any group of Worker Members, with the consent of the Company, may be modified or supplemented from time to time by the adoption of one or more Supplements. Each such Supplement shall form a part of the Plan as of the Supplement's effective date. This amendment and restatement of the Plan is applicable to all employees of the Company (the "WORKER MEMBERS") who terminate employment on or after the effective date. The rights of all other Worker Members shall be governed by the terms of the Plan in effect at the time of their termination of employment.

                         b. DEFINED TERMS. Definitions of capitalized terms
                    frequently used in the Plan are contained in Article 16 of the Plan.

                         c. RELATED COMPANIES. The term "RELATED COMPANY" means
                    any corporation or trade or business during any period that it is, along with the Company, a member of a controlled group of corporations or a controlled group of trades or businesses (as described in Code sections 414(b) and 414(c)), any organization which is part of an affiliated service group under Code section 414(m), or any entity required to be aggregated with the Company under Code section 414(o)) and, if so designated by the Company, any other corporation during any period that 50% or more of its voting stock is owned directly or indirectly by the Company.

                         d. PLAN ADMINISTRATION, TRUST AGREEMENT. The authority
                    to administer the Plan shall continue to be vested in the Company and the Administrative Committee ("COMMITTEE") described in Article 14. The authority to control the investment policies under the Plan shall be vested in the Investment Committee described in Article 15. The Company shall be the Administrator of the Plan, and shall have the rights, duties and obligations of an "administrator" as that term is defined in section 3(16)(A) of the Employee Retirement Income Security Act of 1974 ("ERISA"), of a "plan administrator" as that term is defined in section 414(g) of the Code and shall be the "named fiduciary" (as described in section 402 of ERISA). Each of the Administrative Committee, the Investment Committee and the Company shall have discretionary authority to determine eligibility for benefits or to construe the Plan's terms; PROVIDED, HOWEVER, that the scope of each Committee's authority shall be determined by the Company. All contributions made under the Plan will be held, managed and controlled by one or more trustees (the "TRUSTEE") acting under one or more trusts (the "TRUST") which form a part of the Plan and, to the extent provided by the Investment Committee, by one or more investment managers. The terms of each Trust shall be set forth in a Trust Agreement between the Trustee and the Company. Copies of the Trust Agreement and the Plan are on file at the principal offices of the Company, where they may be examined by any Worker Member of the Company who is eligible to participate in the Plan. The provisions of and benefits under the Plan are subject to the terms and provisions of the Trust Agreement.

                         e. PLAN YEAR. For periods prior to October 1, 1995, the
                    term "Plan Year" means the 12-month period beginning on each October 1 and ending on each September 30. For periods after September 30, 1995, the term "Plan Year" means the period beginning on October 1, 1995 and ending on December 31, 1995, and thereafter, the 12-month period beginning on each January 1 and ending on the following December 31.

                         f. APPLICABLE LAWS. The Plan shall be construed and
                    administered according to the internal laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States of America.

                         g. GENDER AND NUMBER. Where the context admits, words
                    in any gender shall include all other genders, words in the singular shall include the plural and the plural shall include the singular.

                         h. NOTICES. Except as otherwise provided, any notice or
                    document required to be filed with any committee under the Plan will be properly filed if delivered or mailed by registered mail, postage prepaid, to such committee, in care of the Company either at its principal business offices or, if filed in person, at the payroll, member benefits, personnel or other office, as designated by the Company. Any notice required under the Plan may be waived by the person entitled to notice.

                         i. EVIDENCE. Evidence required of anyone under the Plan
                    may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper parties.

                         j. ACTION BY THE COMPANY. Any action required or
                    permitted to be taken by the Company under the Plan shall be by resolution of its Board of Directors or by a person or persons authorized by resolution of its Board of Directors.

                         k. REVERSION TO THE COMPANY. Except as otherwise
                    specifically provided by the provisions of the Trust, no part of the corpus or income of the Trust Fund shall revert to the Company or be used for, or diverted to, purposes other than for the exclusive benefit of Participants and other persons entitled to benefits under the Plan.

                         l. PRIOR ELECTIONS. Except to the extent otherwise
                    provided, all elections and designations in effect under the Plan immediately prior to the Effective Date shall continue in effect thereafter until changed by the person making the election.

                         m. RESTRICTIONS ON PARTICIPANT ELECTION. Any election
                    by a Participant under the Plan to vary or suspend Payroll Deferrals or Profit Sharing Deferrals, to make transfers to or from the Plan or any Investment Fund under the Plan or to make a withdrawal or receive a loan or distribution shall be subject to such limitations (and the effective date of the elections shall be subject to such deferrals) as may be reasonably required from time to time with respect to the administration of the Plan.

                                       (d)

                                           PARTICIPATION

                         a. Participation. The "PARTICIPANTS" in the Plan shall
                    be as follows: (i) each Worker Member of the Company who was a Participant under the Plan immediately prior to the Effective Date; and (ii) each Worker Member, including Worker Members hired on a part-time basis, shall become a Participant in the Plan upon completion of thirty days of service. If an individual is excluded from participation in the Plan as an independent contractor, and is later reclassified as an employee for wage and hour purposes, such Worker Member shall be eligible as of the date of the reclassification to become a Participant, upon completion of the requirements of Article 2.

          Notwithstanding the above, Worker Members employed as Recruits in the Woodward Governor Company Recruit Program or as regular part-time workers in the Irl C. Martin Academy of Industrial Science, and any Worker Members who reside outside the United States and are not United States citizens shall not be eligible to participate in the Plan unless otherwise permitted by the Company; PROVIDED, HOWEVER, regular part-time workers in the Irl C. Martin Academy of Industrial Science shall be eligible to authorize Payroll Deferrals and receive Company Matching Contributions in accordance with Sections 4.1 and 5.2 of the Plan.

          Participation upon Reemployment. A Participant whose employment terminates and who is subsequently reemployed shall re-enter the Plan as a Participant on the date of his reemployment. In the event that a Worker Member completes the eligibility requirements set forth in section 2.1 above, his employment terminates prior to becoming a Participant and he is subsequently reemployed, such Worker Member shall be deemed to have met the eligibility requirements as of the date of his reemployment and shall become a Participant on the date of his reemployment; PROVIDED, HOWEVER, that if he is reemployed prior to the date he would have become a Participant if his employment had not terminated, he shall become a Participant as of the date he would have become a Participant if his employment had not terminated. Any other Worker Member whose employment terminates and who is subsequently reemployed shall become a Participant in accordance with the provisions of said section 2.1. Notwithstanding the foregoing, a Worker Member who terminated service on or before September 30, 1976 shall not receive credit for any prior service under the Plan and shall be treated as a new Worker Member.

                         b. Participation Not Contract of Employment. The Plan
                    does not constitute a contract of employment, and participation in the Plan will not give any Worker Member the right to be retained in the employ of the Company or a Related Company nor any right or claim to any benefit under the terms of the Plan unless such right or claim is specifically accrued under the terms of the Plan.

                                       (e)

                                              SERVICE

                         a. YEAR OF SERVICE. The term "YEAR OF SERVICE" means,
                    with respect to any Worker Member or Participant, any Plan Year during which he completes at least 1,000 Hours of Service (as defined in section 3.2 below); PROVIDED that the twelve-consecutive-month period commencing on the date on which the Worker Member first completes an Hour of Service shall be deemed to be a Year of Service if he completes at least 1,000 Hours of Service during such twelve-consecutive-month period. Notwithstanding the above, a Worker Member in the Woodward Governor Company Recruit Program shall receive credit for one Year of Service if he completes at least 250 Hours of Service and not more than 999 Hours of Service in each of four Plan Years. A Worker Member who is a student in the Irl C. Martin Academy of Industrial Science for a period of six months or more during any Plan Year (or during his first twelve months of employment and successive periods commencing on the anniversary of the date he was hired) shall receive credit for a Year of Service if he did not otherwise receive credit during such period.

          Notwithstanding any other provisions of this Section 3.1, a Worker Member or Participant shall be credited with one year of Service for the Plan Year ending December 31, 1995 if he shall have completed 1,000 hours of service during the twelve-consecutive month period ending on December 31, 1995. Effective October 1, 1999, Worker Members who are employed by the Company or a Related Company outside of the United States and are transferred to employment by the Company or a Related Company in the United States shall be credited with service for all periods of such employment outside of the United States.

                         b. HOUR OF SERVICE. The term "HOUR OF SERVICE" means,
                    with respect to any Worker Member or Participant, each hour for which he is paid or entitled to payment for the performance of duties for the Company or a Related Company or for which back pay, irrespective of mitigation of damages, has been awarded to the Worker Member or Participant or agreed to by the Company or a Related Company, subject to the following:

               i. A Worker Member or Participant shall be credited with 8 Hours of Service per day (to a maximum of 40 Hours of Service per week) for any period during which he performs no duties for the Company or a Related Company (irrespective of whether the employment relationship has terminated) by reason of a vacation, holiday, illness, incapacity (including disability), layoff, jury duty, military duty or leave of absence but for which he is directly or indirectly paid or entitled to payment by the Company or a Related Company; PROVIDED, HOWEVER, that a Worker Member or Participant shall not be credited with more than 501 Hours of Service under this paragraph (a) for any single continuous period during which he performs no duties for the Company or a Related Company. Payments considered for purposes of the foregoing sentence shall include payments unrelated to the length of the period during which no duties are performed but shall not include payments made solely as reimbursement for medically related expenses or solely for the purpose of complying with the applicable workmen's compensation, unemployment compensation or disability insurance laws. For the purpose of determining a Worker Member's Hours of Service, in the case of a Worker Member who has a qualified military leave (as defined under the Uniformed Services Employment and Reemployment Rights Act of 1994), in no event shall such Worker Member be credited with less Hours of Service than such Worker Member would be entitled to receive under Code Section 414(u).

               ii. Solely for purposes of determining whether a Worker Member or Participant has incurred a One-Year Break-in-Service (as defined in section 3.3), the

          Worker Member or Participant shall be credited, to the extent not otherwise credited in accordance with the foregoing provisions of this section 3.2, with 8 Hours of Service for each day (to a maximum of 40 Hours of Service for each calendar week) for any period during which a Worker Member is absent from active employment with the Company or Related Company by reason of the Worker Member's pregnancy, the birth of a child of the Worker Member, or the placement of a child with the Worker Member in connection with the Worker Member's adoption of such child, and, in each case, the care of such child immediately after its birth or placement; PROVIDED that in no event shall more than 501 Hours of Service be credited under this paragraph (b). Hours of Service credited in accordance with the foregoing sentence shall be credited for the Plan Year during which the absence begins to the extent that such crediting would prevent the Worker Member from incurring a One-Year Break-in-Service during that year and, in each other case, shall be credited in the immediately following Plan Year.

               iii. Solely for purposes of determining whether he has incurred a One-Year Break-in-Service, a Worker Member or Participant shall be credited, to the extent not credited in accordance with the foregoing provisions of this section 3.2, with 8 Hours of Service per day (to a maximum of 40 Hours of Service per week) that he is absent from active employment with the Company or a Related Company by reason of a leave of absence approved or granted by the Company or the Related Company in accordance with rules uniformly applied by it.

                         c. ONE-YEAR BREAK-IN-SERVICE. The term "ONE-YEAR
                    BREAK-IN-SERVICE" means, with respect to any Worker Member or Participant, any Plan Year during which he completes less than 501 Hours of Service. Notwithstanding any other provisions of the Plan, a Worker Member or Participant shall not incur any One Year Break in Service during the period beginning October 1, 1995 and ending December 31, 1995 if the Worker Member or Participant completes more than 125 Hours of Service during such period, but will incur a One Year Break in Service for that period if he completes less than 125 Hours of Service during such period.

                         d. Leased Worker Members. If, pursuant to one or more
                    agreements between the Company or a Related Company and one or more leasing organizations (within the meaning of section 414(n) of the Code); a person provides services to the Company or Related Company, in a capacity other than as a Worker Member, on a substantially full-time basis for a period of at least one year, and such services are performed under the primary direction and control of the Company or Related Company, such person shall be a "LEASED WORKER MEMBER." Leased Worker Members shall not be eligible to participate in this Plan or in any other plan maintained by the Company or Related Company which is qualified under section 401(a) of the Code. A Leased Worker Member shall be treated as if the services performed by him in such capacity (including service performed during such initial one-year period) were performed by him as a Worker Member of a Related Company which has not adopted the Plan; PROVIDED, HOWEVER, that no such service shall be credited:

               i. for any period during which less than 20% of the work force of the Company and the Related Companies consists of Leased Worker Members and the Leased Worker Member is a participant in a money purchase pension plan maintained by the leasing organization which (i) provides for a nonintegrated employer contribution of at least 10 percent of compensation, (ii) provides for full and immediate vesting, and (iii) covers all employees of the leasing organization (beginning with the date they become employees), other than those employees excluded under section 414(n)(5) of the Code; or

               ii. for any other period unless the Leased Worker Member provides satisfactory evidence to the Company or Related Company that he meets all of the conditions of this section 3.4 and applicable law required for treatment as a Leased Worker Member.

                                       (f)

                                         PAYROLL DEFERRALS

                         a. Payroll Deferrals. A Participant may authorize
                    deferrals for any payroll period of not less than 1% of his Eligible Pay nor more than an amount as determined each Plan Year by the Committee (in all cases in multiples of 1%). Payroll Deferral authorizations may be made at such times and in such manner as the Committee may determine. To the extent that it is necessary or appropriate in order to conform the operations of the Plan to the limitations set forth in Article 10, uniform limitations on Payroll Deferrals may be established from time to time, and, in accordance with such limitations, any Payroll Deferral authorized by a Participant may be reduced.

                         b. Eligible Pay Adjustments and Payment of Payroll
                    Deferrals. A Participant's Eligible Pay shall be reduced by the amount, if any, of his Payroll Deferrals for that period and the Company shall deposit that amount in the Plan in accordance with section 5.1.

                         c. Election to Vary, Suspend or Change Tax Treatment of
                    Payroll Deferrals. Subject to such conditions, requirements and limitations as may be established from time to time, a Participant may elect to vary within the limits set forth in section 4.1 or to suspend Payroll Deferrals. Any modification or suspension of Payroll Deferrals shall be effective the first day of the first full pay period following the execution of such modification or on such other date as may be selected by the Company.

          Effective December 12, 1994, a Worker Member returning to active employment with the Company from a qualified military leave (as defined under the Uniformed Services Employment and Reemployment Rights Act of 1994), may file a written election with the Plan Administrator authorizing the Company to make deductions for each pay period from his Compensation for deposit with the Trustee in the Participant's Payroll Deferral Account in an amount equal to the contribution rate that he could have contributed under this Article 4 had the Participant not been on a qualified military leave; provided, however, that this amount shall be reduced by any contributions made under this Article 4 during such qualified military leave. To make such contributions, a Participant must affirmatively make this qualified military leave election on a form approved by the Plan Administrator for this purpose and must make the contributions thereunder during the period beginning with the pay period occurring on or immediately following his reemployment date and ending on the earlier of five years or the period of the Participant's qualified military service multiplied by three. Amounts contributed pursuant to this Article shall be eligible for Company Matching Contributions in accordance with Section 5.4

                         d. Treatment as Deferral Contribution. Payroll
                    Deferrals shall be treated as and collectively referred to as either "DEFERRAL CONTRIBUTIONS" or "DEFERRALS."

                                       (g)

                                            CONTRIBUTIONS

                         a. Payroll Deferral Contributions. Subject to the
                    provisions of Article 10, as soon as practicable, the Company shall deposit with the Trustee on behalf of each of its Participants, an amount equal to the amount of the Participant's Payroll Deferrals for each payroll period, which amount shall be credited to the Member Investment Component of the Plan in accordance with Article 8 below.

                         b. Company Matching Contribution. Subject to the
                    provisions of Article 10, as soon as practicable, and in no event later than the time prescribed by law (including extensions thereof) for filing the Company's Federal income tax return for its taxable year, the Company shall deposit with the Trustee on behalf of each of its Participants a Company Matching Contribution equal to fifty percent (50%) of the Participant's Payroll deferrals made pursuant to
                    Section 4.1 above (excluding Payroll Deferrals in excess of six percent (6%) of the Participant's Eligible Pay). The Company Matching Contribution shall be credited to the Member Investment Component of the Plan in accordance with
                    Article 8 below and shall be invested in the same proportion that the Participant's Payroll Deferrals are invested.

                                       (h)

                            ROLLOVERS AND TRANSFERS FROM RELATED PLANS

                         a. ROLLOVER CONTRIBUTIONS. A Worker Member may make a
                    Rollover Contribution (as defined below) to the Plan. The term "ROLLOVER CONTRIBUTION" means a rollover contribution of a distribution which, under the applicable provisions of the Code, is permitted to be rolled over to an eligible retirement plan. In no event shall a Worker Member be permitted to make a rollover contribution of any amounts previously contributed to another plan by the Worker Member on an after-tax basis or any amounts which were received by the Worker Member from a qualified plan subject to sections 401(a)(11)
                    and 417 of the Code. Effective for rollovers presented to the Plan on or after June 15, 1998, the term "ROLLOVER CONTRIBUTION" also means a rollover contribution of a distribution from an individual retirement account which held assets consisting solely of distributions from one or more plans that were qualified under Section 401(a) of the Code and earnings thereon, and which meets the requirements for a "conduit IRA". Such rollover contribution shall be allocated to the Investment Funds under the Member Investment Component in 10% multiples as the Worker Member directs.

                         b. TRANSFERS FROM OTHER PLANS. Subject to the approval
                    of the Company, any Worker Member who becomes a Worker Member of the Company by reason of a transfer from any Related Company may elect to have the Plan accept a transfer of his fully vested interest under any Related Plan (as defined below), in accordance with the provisions of that plan. Any such transferred amount shall be allocated to the Investment Funds under the Member Investment Component as the Worker Member directs. The term "RELATED PLAN" means any defined contribution plan maintained by the Company or Related Company, qualified under section 401(a) of the Code and not subject to sections 401(a)(11) and 417 of the Code.

                         c. INTEREST IN PLAN. Upon such rollover or transfer by
                    a Worker Member who is otherwise eligible to participate in the Plan, but who has not yet completed the participation requirements of Article 2, the amount of his rollover or transfer shall represent his sole interest in the Plan until he becomes a Participant.

                                       (i)

                              PARTICIPANT ACCOUNTS

          All income, profits, recoveries, contributions, and any and all monies, securities and properties of any kind at any time received or held by the Trustee shall be held in a single Trust. For accounting purposes, the Committee shall establish and maintain certain Accounts for each Participant, to which shall be added the Participant's share of Matching Contributions and Payroll Deferrals, together with all earnings thereon.

                                       (j)

                                    INVESTMENT FUNDS UNDER THE
                                      MEMBER INVESTMENT PLAN

                         a. INVESTMENT ACCOUNTS. A Participant shall have the
                    right hereunder to direct the Trustees with respect to the manner in which the Participant wishes to have his Accounts invested. Subject to the restrictions set forth in section 8.2, a Participant may direct that investments be made in such funds as the Committee shall make available for investments by Participants. All charges and expenses incurred in connection with the purchase and sale of investments for a fund shall be charged to such fund.

          Prior to the Effective Date, the Plan had Member Savings Accounts to reflect voluntary after-tax contributions made prior to January 1, 1987. The Plan also had a Loan and Withdrawal Fund (herein referred to as the "Loan Fund") into which Participants may have elected to deposit a portion of their Deferral Contributions. The Investment Committee was responsible for investing the assets in the Loan Fund, with Woodward Governor Company Stock being among the investments selected. At age 50, Participants had the option to transfer amounts from the Loan Fund to the Member Investment Component.

                         b. INVESTMENT DIRECTIONS AND TRANSFERS BETWEEN
                    INVESTMENT FUNDS. Subject to the following provisions of this section 8.2 and any requirements as may be established from time to time, each Participant shall direct the percentages (in multiples of 10%) of all contributions made by him or on his behalf which are to be invested in each of the investment funds, and may prospectively change any such direction by telephone to Vanguard on any date the New York Stock Exchange is open for business. Changes will be effective the day of the telephone call if the call is received prior to 3:00 p.m. Central Time. Calls received after 3:00 p.m. Central Time will be effective the next day the New York Stock Exchange is open for business. Such change shall be limited to the investment choices described in section 8.1, or any other choices as the Trustee at the direction of the Investment Committee may from time to time permit.

                         c. STATEMENT OF ACCOUNTS. As soon as practicable after
                    the last day of each Plan Year quarter, each Participant shall receive a statement of his Account balances as of that day.

                                       (k)

                            WOODWARD GOVERNOR COMPANY STOCK COMPONENT

                         a. COMPLIANCE WITH CODE AND ERISA. The Woodward
                    Governor Company Stock Component is intended to comply with the requirement under section 4975(e)(7) of the Code and section 407(d)(6) of ERISA. The purposes of the Woodward Governor Company Stock Component are to enable Worker Members to share in the growth and prosperity of the Company and to provide such Worker Members with an additional opportunity to accumulate capital for their future economic security. Subject to Article 10 of the Plan, for each Fiscal Year the Company shall contribute to the Woodward Governor Company Stock Component on behalf of each ELIGIBLE PARTICIPANT who has completed an Initial Period of Service cash equal to, or Company Stock having an aggregate fair market value on the last day of the Fiscal Year equal to, five percent (5%) of each Participant's Eligible Wages or such other amount as determined by the Board of Directors of the Company. For the purpose of this section 9.1 an "Eligible Participant" is any Participant who is employed on the last day of the fiscal year of the Company that ends within the applicable Plan Year and any Participant who dies, retires or becomes disabled during the Plan Year. If any portion of the Company's contribution to the Woodward Governor Company Stock Component is in cash for purposes other than discharging indebtedness in connection with an Acquisition Loan (as described below), such cash shall be applied as soon as practicable to the purchase of Company Stock.

                         b. DIVIDENDS ON ALLOCATED COMPANY STOCK. All cash
                    dividends paid for Company Stock held in the Woodward Governor Company Stock Component and allocated to Participants shall be credited to such Participants' account balances. Notwithstanding the preceding sentence, the Trustee, if directed in writing by the Company, will pay, in cash, any cash dividends on the Company Stock allocated, or allocable to Participants. The Company's direction must state whether the Trustee is to pay the cash dividend distributions currently, or within the 90-day period following the close of the Fiscal Year in which the Company pays the dividends to the Trust.

                         c. ACQUISITION LOANS. An installment obligation
                    incurred by the Trustee in connection with the purchase of Company Stock shall constitute an "Acquisition Loan". The Investment Committee may direct the Trustee to incur Acquisition Loans from time to time to finance the acquisition of Company Stock for the Trust or to repay a prior Acquisition Loan. Shares of Company Stock acquired by the Trustee with the proceeds of an Acquisition Loan shall be described as "Financed Shares." An Acquisition Loan shall be for a specific term, shall bear a reasonable rate of interest and shall not be payable on demand except in the event of default. An Acquisition Loan may be secured by a collateral pledge of the Financed Shares so acquired and any other Plan assets which are a permissible security within the provisions of

                    Treas. Reg. Section 54.4975-7(b). Any pledge of Financed Shares must provide for the release of shares so pledged on a basis equal to the principal and interest paid by the Trustee on the Acquisition Loan. The Financed Shares released due to payment of Company Contributions must be allocated to each Participant's Account by applying the ratio that the Participant's Eligible Wages bears to the total Eligible Wages of all Participants eligible to share in the Woodward Governor Company Stock Component Contribution for the Fiscal Year. Repayment of principal and interest on any Acquisition Loan shall be made by the Trustee only from Company contributions paid in cash to enable the Trustee to repay such loan, and from earnings attributable to such contributions. To the extent the Trustee is so directed by the Company, cash dividends received by the Trustee with respect to Financed Shares shall be applied by the Trustee as soon as practicable thereafter to make payments on such Acquisition Loan. Financed Shares shall initially be credited to a "Loan Suspense Account" and shall be transferred for allocation to Participants only as payments of principal and interest on the Acquisition Loan are made by the Trustee. The number of Financed Shares to be released from the Loan Suspense Account for allocation to Participants shall be based upon the ratio that the payments of principal and interest (or, if the requirements of Treas. Reg Section 54.4975-7(b)(8)(ii) are met, principal payments only) on the Acquisition Loan bears to the total projected payments of principal and interest (or, if the requirements of Treas. Reg. Section 54.4975-7(b)(8)(ii) are met, principal payments only) on the Acquisition Loan over the duration of the Acquisition Loan repayment period. Any Financed Shares released from the Loan Suspense Account by reason of dividends paid with respect to Company Stock held in the Loan Suspense Account shall be allocated in the same manner as Financed Shares discussed above. Any Financed Shares released from the Loan Suspense Account by reason of dividends paid with respect to Company Stock allocated to Participants' Woodward Governor Company Stock Component Accounts shall be allocated among and credited to the Woodward Governor Company Stock Component Accounts of Participants, pro rata, according to the number of shares of Company Stock held in such Accounts on the date the dividends are paid.

                         d. TRANSFER FROM THE WOODWARD GOVERNOR COMPANY STOCK
                    COMPONENT. Notwithstanding any other provision of the Plan to the contrary, a Qualified Participant (as defined below) may make the elections as set forth in this section 9.4.

               i. A Qualified Participant, during each of his Qualified Election Periods (as defined below), may elect to transfer to the Member Investment Plan up to 10 percent for each year the age of the Participant exceeds forty-nine (49), times the sum of (i) his balance in the Woodward Governor Company Stock Component as of the end of the immediately preceding Plan Year and (ii) prior withdrawals, transfers or distributions from his account in the Woodward Governor Company Stock Component; PROVIDED, HOWEVER, that the portion of a Participant's balance in the Woodward Governor Company Stock Component that is subject to this election under this paragraph for any Qualified

          Election Period shall be reduced by the portion of his Account balance that was previously transferred pursuant to this section 9.4 and shall also be reduced by the amount of Woodward Governor Company Stock attributable to transfers from the Loan Fund. No more than 25% of such amount eligible to be transferred may be transferred to the member investment portion of the Plan in any single Fiscal Year, provided, however, 50% shall be substituted for 25% beginning with the Fiscal Year during which the Participant attains age 60. For purposes of this subparagraph (a), in the case of transfers of Company Stock, only whole shares may be transferred.

               ii. Any election made in accordance with the provisions of paragraph (a) next above with respect to any Qualified Election Period shall be given effect not later than 90 days after the end of that Qualified Election Period.

               iii. For purposes of this subsection, the term "QUALIFIED PARTICIPANT" means any Worker Member who has attained at least age 50.

               iv. For purposes of this subsection, the "QUALIFIED ELECTION PERIOD" shall end no later than the 90th day immediately following the last day of the first Fiscal Year in which the Participant becomes a Qualified Participant, and the 90th day following each subsequent Fiscal Year.

               v. Notwithstanding the above, at the end of the Fiscal Year following attainment of age 50 and each subsequent Fiscal Year thereafter, a Participant may transfer to the Member Investment Plan one half or all of the Company Stock attributable to transfers from the Loan Fund, which amount shall be invested in accordance with the Participant's most recent investment election under Section 8.1. If a Participant elects to transfer one half of the Company Stock attributable to transfers from the Loan Fund, then any subsequent transfer election must include the remainder of the Company Stock attributable to transfers from the Loan Fund.

                         e. FAIR MARKET VALUE. For purposes of this Section 9,
                    the "FAIR MARKET VALUE" of a share of Company Stock, as of any date, means the bid price of such share, as established by the current price quoted by an independent dealer of such stock on the most recent trading day for which records are available.

                                       (l)

                                    LIMITATIONS ON COMPENSATION,
                                   CONTRIBUTIONS AND ALLOCATIONS

                         a. COMPENSATION.except as otherwise specifically
                    provided, a Participant's "COMPENSATION" for purposes of this Article 10 shall mean the sum of:

               i. the compensation (as described in Treas. Reg. Section 1.415-2(d)(1)) paid to him during the Plan Year for personal services actually rendered in the course of his employment with the Company or a Section 415 Affiliate (as defined below), and other amounts that receive special tax treatment (as described in Treas. Reg. Section 1.415-2(d)(2)); plus

               ii. effective January 1, 1998 any Deferral Contributions and any payroll reduction contributions made on his behalf for the year to the Plan or a cafeteria plan within the meaning of section 125 of the Code.

          "SECTION 415 AFFILIATE" means any trade or business (whether or not incorporated) that is, along with the Company, a member of a controlled group of corporations or trades or businesses within the meaning of sections 414(b) and
(c) of the Code, as modified by section 415(h) of the Code.

          In addition to other applicable limitations set forth in the Plan, and notwithstanding any other provision of the Plan to the contrary, the annual compensation of each Worker Member taken into account under the Plan shall not exceed $160,000, as adjusted by the Commissioner for increases in the cost of living in accordance with section 401(a)(17)(B) of the Internal Revenue Code. The cost-of-living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which compensation is determined (determination period) beginning in such calendar year. If a determination period consists of fewer than 12 months, the annual compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period, and the denominator of which is 12.

                         b. LIMITATIONS ON ANNUAL ADDITIONS. Notwithstanding any
                    other provisions of the Plan to the contrary, a Participant's Annual Additions (as defined below) for any Plan Year shall not exceed an amount equal to the lesser of:

                i. $30,000 (as adjusted under section 415(d) of the Code), or

               ii. 25 percent of the Participant's Compensation for that Plan Year.

          The term "ANNUAL ADDITIONS" means, with respect to any Participant for the Plan Year, the sum of all contributions (including Deferral Contributions but excluding Contributions related to a rollover or transfer as provided for in
Article 6 of the Plan) and all forfeitures allocated to his Accounts for that Plan Year under this Plan and all Related Defined Contribution Plans, subject to the following:

                       1. a Participant's Annual Additions with respect to the Woodward Governor Company Stock Component or other employee stock ownership plans shall be determined, subject to paragraphs
            (ii) and (iii) below, solely on the basis of contributions thereto and forfeitures, without regard to the value of Company Stock released from the Loan Suspense Account and credited to the Participant Accounts;

                       2. if no more than one third of the Company Contributions to the Woodward Governor Company Stock Component and any other Related Defined Contribution Plans which qualify as an employee stock ownership plan (within the meaning of section 4975(e)(7) of the Code) which are deductible under section 404(a)(9) of the Code by reason of their application to make payments on an Acquisition Loan are allocated to Highly Compensated Worker Members (as defined in section 10.10), a Participant's Annual Additions shall not include forfeitures of Company Stock acquired with the proceeds of an Acquisition Loan or Company Contributions which are deductible under section 404(a)(9)(B) of the Code by reason of their application to the payment of interest on an Acquisition Loan; and

                       3. for purposes of paragraph (i) above, the term Annual Additions shall include any amount credited to an individual medical account (as defined in section 415(1) of the Code) or a separate account for post-retirement medical or life insurance benefits (as described in section 419A(d) of the Code).

          The term "RELATED DEFINED CONTRIBUTION PLAN" means any other defined contribution plan (as defined in section 415(k) of the Code) maintained by the Company or any other trade or business which, together with the Company, is a member of a controlled group of corporations or a controlled group of trades or businesses as described in sections 415(b) and (c) of the Code, as modified by section 415(h) of the Code.

                         c. COMBINED PLAN LIMITATION. For Plan Years beginning
                    before January 1, 2000, if a Participant also participates in any defined benefit plan (as defined in section 415(k) of the Code) maintained by the Company or a Related Company, the aggregate benefits payable to, or on account of, the Participant under such plan together with this Plan shall be determined in a manner consistent with section 415(e) of the Code. The benefit provided for the Participant under the defined benefit plan shall be adjusted to the extent necessary so that the sum of the "defined benefit fraction" and the "defined contribution fraction" (as such terms are defined in section 415(e) of the Code and applicable regulations thereunder) calculated with regard to such Participant does not exceed 1.0. For purposes of this section 10.3, all qualified defined benefit plans (whether or not terminated) of the Company and Related Companies shall be treated as one defined benefit plan.

                         d. REDUCTION OF CONTRIBUTION RATES. To conform the
                    operation of the Plan to sections 401(k)(3), 402(g) and 415(c) of the Code, any election of Payroll Deferrals made by a Participant pursuant to subsection 4.1 or 4.2 may be modified or revoked regardless of such Participant's prior elections.

                         e. EXCESS ANNUAL ADDITIONS. If a Participant's Annual
                    Additions for any Plan Year would otherwise exceed the limitations imposed by the foregoing provisions of section 10.2, the amount of the contributions and forfeitures which would otherwise be credited to the Participant's Accounts under this Plan and any Related Defined Contribution Plan shall be reduced to the extent necessary to comply with such limitations. To the extent permitted under a Related Defined Contribution Plan, Annual Additions under this Plan shall be reduced prior to any reduction under the Related Defined Contribution Plan. Reductions under this Plan shall be made in the following order: First, amounts attributable to Deferral Contributions and earnings thereon shall be returned to the Participant to the extent they would reduce the Excess Annual Additions; next, amounts attributable to Company Matching Contributions and earnings thereon shall be returned to the Company; finally, amounts attributable to Company Contributions to the Woodward Governor Company Stock Component shall be reallocated to other Participants in the same proportions as Company Contributions to the Woodward Governor Company Stock Component are allocated for that year.

                         f. LIMITATIONS UNDER SECTION 402(g) OF THE CODE. In no
                    event shall the Deferral Contributions for a Participant under the Plan (together with elective deferrals, as defined in section 402(g)(3) of the Code, under any other cash-or-deferred arrangement maintained by the Company or a Related Company) for any taxable year exceed $10,000 or such larger amount as may be permitted for that year under section 402(g) of the Code.

                         g. DISPOSITION OF EXCESS ELECTIVE DEFERRALS. Any
                    Participant's Deferral Contributions in excess of the adjusted $10,000 figure for a calendar year, and the earnings or losses attributable thereto for the period from the date of contribution through the date of distribution shall be returned to the Participant no later than April 15th following the close of the calendar year in which such excess Deferral Contributions were made.

                         h. LIMITATIONS UNDER SECTION 401(k)(3) OF THE CODE. For
                    any Plan Year, the difference between (a) the average of the Deferral Percentages (as defined below) of each eligible Worker Member who is Highly Compensated (as defined in section 10.10), referred to hereinafter as the "HIGHLY COMPENSATED GROUP DEFERRAL PERCENTAGE" and (b) the average of the Deferral Percentages of each eligible Worker Member who is not Highly Compensated, referred to hereinafter as the "NON-HIGHLY COMPENSATED GROUP DEFERRAL PERCENTAGE", must satisfy one of the following:

                i. the Highly Compensated Group Deferral Percentage does not exceed the Non-highly Compensated Group Deferral Percentage by more than a factor of 1.25; or

               ii. the Highly Compensated Group Deferral Percentage does not exceed the Non-highly Compensated Group Deferral Percentage by more than both 2 percentage points and a factor of 2.

          "DEFERRAL PERCENTAGE" for any eligible Worker Member for a Plan Year shall be determined by dividing the Deferral Contributions made on his behalf for such year by his Compensation (as defined in section 10.1) for the year, subject to the following special rules:

                       1. any Worker Member eligible to participate in the Plan at any time during a Plan Year pursuant to section 2.1 shall be counted, regardless of whether any Deferral Contributions are made on his behalf for the year;

                       2. the Deferral Percentage for any Highly Compensated Participant who is eligible to participate in the Plan and who is also eligible to make other elective deferrals under one or more other arrangements (described in section 401(k) of the Code) maintained by the Company or a Related Company shall be determined as if all such elective deferrals were made on his behalf under the Plan;

                       3. for periods before January 1, 1997, for purposes of determining the Deferral Percentage of a Highly Compensated Participant who is a 5-percent owner of the Company or a Related Company or one of the ten most highly-paid Worker Members of the Company and all Related Companies, the Deferral Contributions and Compensation of such Participant shall include the Deferral Contributions and Compensation for the Plan Year of his family members (as defined in section 414(q)(6) of the Code), and any such family members shall be disregarded as separate Worker Members in determining the Highly Compensated and Non-highly Compensated Group Deferral Percentages;

                       4. in the event that this Plan satisfies the requirements of section 401(k), 401(a)(4) or 410(b) of the Code only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the Code only if aggregated with this Plan, then this section 10.8 shall be applied as if all such plans were a single plan; PROVIDED, HOWEVER, that such plans may be aggregated in order to satisfy section 401(k) of the Code only if they have the same Plan Year; and

                       5. in the case of any Participant who is not Highly Compensated, Deferral Contributions (and elective deferrals under any other plan of the Company or a Related Company) that exceed the applicable limit under section 402(g) of the Code shall not be counted in calculating such Participant's Deferral Percentage.

          Application of the provisions of this section 10.8 shall be made in accordance with the requirements of section 401(k)(3) of the Code and the regulations thereunder.

                         i. DISPOSITION OF EXCESS DEFERRAL CONTRIBUTIONS. In the
                    event that the Highly Compensated Group Deferral Percentage for any Plan Year does not initially satisfy one of the tests set forth in section 10.8, then for periods before January 1, 1997, the amount of excess (hereinafter referred to as Excess Contributions and determined by reducing the Deferral Contributions on behalf of Highly Compensated Participants in order of the Participants with the highest Deferral Percentages), plus any income and minus any loss allocable thereto, shall be distributed to Participants to whose accounts Excess Contributions were allocated. The income or loss allocable to Excess Contributions shall be determined by the Committee in accordance with applicable rules and regulations.

          Effective January 1, 1997, should the Plan Administrator decide to distribute Participant's Deferral Contributions (within one year after the end of the Plan Year to which they relate) to satisfy one of the above tests, such distribution shall be made as follows: First, the Highly Compensated Worker Member with the highest amount of Deferral Contributions shall receive distributions sufficient to cause his amount of Deferral Contributions to equal the amount of Deferral Contributions of the Highly Compensated Worker Member with the next highest amount of Deferral Contributions. Second, this process shall be repeated until one of the above tests is satisfied. Any distribution made pursuant to this section shall include excess Deferral Contributions along with any earnings or losses allocable thereto through the date of the distribution.

                         j. HIGHLY COMPENSATED WORKER MEMBER. A Worker Member
                    shall be "Highly Compensated for any Plan Year if he:

               i. was a 5 percent owner (as defined in Code Section 416(i)(1)) of the Company or a Related Company during the preceding year;

               ii. received Compensation (as defined in section 10.1) from the Company and Related Companies for the preceding year in excess of $80,000 (indexed for cost-of-living adjustments under section 415(d) of the Code).

                         k. LIMITATIONS UNDER CODE SECTION 401(m)(2). For any
                    Plan Year, the difference between (a) the average of the Contribution Percentages (as defined below) of each eligible Worker Member who is Highly Compensated (as defined in section 10.10), referred to hereinafter as the "Highly Compensated Group Contribution Percentage" and (b) the average of the Contribution Percentages of each eligible Worker Member who is not Highly Compensated, referred to hereinafter as the "Non-highly Compensated Group Contribution Percentage", must satisfy one of the following:

               i. the Highly Compensated Group Contribution Percentage does not exceed the Non-highly Compensated Group Contribution Percentage by more than a factor of 1.25; or

               ii. the Highly Compensated Group Contribution Percentage does not exceed the Non-highly Compensated Group Contribution Percentage by more than both 2 percentage points and a factor of 2.

          "Contribution Percentage" for any eligible Worker Member for a Plan Year shall be determined by dividing the Company Matching Contributions (described in section 5.2) made by or for him for such year by his Compensation for the year, subject to the following special rules:

                       1. any Worker Member eligible to participate in the Plan at any time during a Plan Year pursuant to section 2.1 shall be counted, regardless of whether any Company Matching Contributions are made by or for him for the year;

                       2. the Contribution Percentage for any Highly Compensated Participant who is eligible to participate in the Plan and who is also eligible to participate in one or more other qualified plans maintained by a Company or a Related Company under which matching contributions (within the meaning of Section 401(m) of the Code) can be made by or for him shall be determined as if all such contributions were made by or for him under the Plan;

                       3. solely for periods before January 1, 1997, for purposes of determining the Contribution Percentage of a Highly Compensated Participant who is a 5-percent owner of a Company or a Related Company or one of the ten most highly-paid Worker Members of all the Company and Related Companies, the Company Matching Contributions and Compensation of such Participant shall include the Company Matching Contributions and Compensation for the Plan Year of his family members (as defined in Section 414(q)(6) of the Code), and any such family members shall be disregarded as separate Worker Members in determining the Highly Compensated and Non-Highly Compensated Group Contribution Percentages; and

                       4. in the event that this Plan satisfies the requirements of sections 401(m), 401(a)(4), or 410(b) of the Code only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the Code only if aggregated with this Plan, then this section 10.11 shall be applied as if all such plans were a single plan; PROVIDED, HOWEVER, such plans may be aggregated in order to satisfy section 401(m) of the Code only if they have the same Plan Year.

          Application of the provisions of this section 10.11 shall be made in accordance with the requirements of Section 401(m) of the Code and the regulations thereunder.

                         i. DISPOSITION OF EXCESS MATCHING CONTRIBUTIONS. In the
                    event that the Highly Compensated Group Contribution Percentage for any Plan Year does not initially satisfy one of the tests set forth in section 10.11, the Committee, notwithstanding any other provision of the Plan except section 10.13, for periods before January 1, 1997 shall distribute Company Matching Contributions (with income allocable thereto, determined in accordance with Treas. Reg.
                    Section 1.401(m)-1(e)(3)(ii) utilizing the safe harbor method for the period between the end of the Plan Year and the date of distribution) to Highly Compensated Participants by or for whom such contributions were made, starting with the Participant with the highest Contribution Percentage and continuing with the Participant with the next highest Contribution Percentage (and so forth), under the leveling method of Treas. Reg. Section 1.401(m)-1(e)(2). The Committee shall make such distribution no later than the close of the Plan Year following the Plan Year in which such contributions were contributed.

          Effective January 1, 1997, should the Plan Administrator distribute Company Matching Contributions to satisfy one of the above tests, such distributions shall be made as follows: First, the Company Matching Contributions of the Highly Compensated Worker Member with the highest amount of Company Matching Contributions shall be distributed to the extent necessary to cause his Contribution Percentage to equal the Contribution Percentage of the Highly Compensated Worker Member with the next highest amount of Company Matching Contributions. Second, this process shall be repeated until one of the above tests is satisfied. Any distributions under this section shall include excess Company Matching Contributions along with any earnings or losses allocable thereto through the date of the reduction.

                         m. MULTIPLE USE OF ALTERNATIVE LIMITATION.
                    Notwithstanding the foregoing provisions of this Article 10, if both the limitation in Section 10.8 and the limitation in section 10.11 are exceeded for a Plan Year, the sum of the Highly Compensated Group Deferral Percentage and the Highly Compensated Group Contribution Percentage may not exceed:

               i. 125% of the greater of the Non-highly Compensated Group Deferral Percentage or the Non-highly Compensated Group Contribution Percentage, plus

               ii. the sum of 2 and the lesser of the Non-highly Compensated Group Deferral Percentage or the Non-highly Compensated Group Contribution Percentage, up to a maximum of 200% of the lesser of such percentages.

          If the foregoing combined limitation is exceeded, the leveling method of correction prescribed in section 10.12 shall be continued until the combined limitation set forth in this section 10.13 is satisfied.

                                      (m)

                               PRE-TERMINATION WITHDRAWALS AND LOANS

                         a. PRE-TERMINATION WITHDRAWALS. Subject to the
                    Committee's approval, in accordance with the written withdrawal policy, a Participant may elect to withdraw all or any portion of the value of his interest in any Investment Fund other than the account in the Woodward Governor Company Stock Component which is credited to any one or more of his Accounts, subject to the following:

               i. A Participant may withdraw all or any portion of his unwithdrawn Deferral Contributions and any amount transferred from the Loan Fund to the Member Investment Component after attaining age 65 (and for periods on or after October 1, 1999, after attaining age 59-1/2).

               ii. A Participant may withdraw all or any portion of his unwithdrawn Deferral Contributions, any amount transferred from the Loan Fund to the Member Investment Component and any Rollover Contributions which are necessary to meet a Hardship (as defined in section 11.2).

               iii. The portion of any Deferral Contribution or any amount transferred from the Loan Fund to the Member Investment Component which is attributable to earnings thereon accrued after September 30, 1989 may not be withdrawn under this Section 11.

               iv. No withdrawal may be made from a Participant's Woodward Governor Company Stock Component Account.

               v. Withdrawals can be made in accordance with any one or more of the foregoing paragraphs, PROVIDED that no withdrawals may be made by any Participant after the date on which his employment terminates, except as provided in Section 12.4(d).

               vi. Withdrawals from any Accounts shall occur as of the date that authorized withdrawal instructions are received by Vanguard from the Committee and shall be charged against the Participant's balance under each investment fund as elected by the Participant.

               vii. Conditions and limitations may be imposed by the Committee, from time to time, with respect to the withdrawal of amounts, including the imposition of minimum withdrawal amounts.

                         b. HARDSHIP. A withdrawal will be considered to be on
                    account of "Hardship" if it meets the following requirements:

               i. The withdrawal is requested because of an immediate and heavy financial need of the Participant, and will be so deemed if the Participant represents that the withdrawal is made on account of:

                       1. medical expenses incurred by the Participant, the Participant's spouse or any dependent of the Participant (as defined in section 152 of the Code);

                       2. the purchase (excluding mortgage payments) of a principal residence of the Participant;

                       3. payment of tuition, related educational fees, and room and board expenses, for the next 12 months of post-secondary education for the Participant, the Participant's spouse, children and dependents;

                       4. the need to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the Participant's residence; or

                       5.          funeral expenses.

               ii. The withdrawal must also be necessary to satisfy the immediate and heavy financial need of the Participant. It will be considered necessary if the Committee determines that the amount of the distribution does not exceed the amount required to relieve the financial need and if the need cannot be satisfied from other resources that are reasonably available to the Participant. In making this determination, the Committee may reasonably rely on the Participant's representation that the need cannot be relieved:

                       1. through reimbursement or compensation by insurance or otherwise;

                       2.          by reasonable liquidation of the
            Participant's assets, to the extent such liquidation would not itself constitute a hardship;

                       3. by ceasing to make Deferral Contributions (or any contributions to any other plan of the Company or Related Companies permitting deferral of compensation); or

                       4. by a loan pursuant to section 11.3 or by borrowing from commercial sources on reasonable commercial terms, to the extent that repayment of such obligation would not itself constitute a hardship.

               iii. The withdrawal must be made pursuant to a written request to the Committee, which request shall include any representation required by this section 11.2 and adequate proof thereof.

                         c. LOANS TO PARTICIPANTS. A Participant may request a
                    loan from the Trust Fund, in accordance with the terms of a written loan policy which is hereby incorporated as part of the Plan, which shall include loan application guidelines, subject to the following:

               i. Except as provided in the following sentence, no loan shall be made to a Participant if, after such loan, the sum of the outstanding balances (including principal and interest) of all loans made to him under this Plan and all other qualified retirement plans maintained by the Company and the Related Companies would exceed the lesser of $50,000 (adjusted as provided below) or one-half of the amount which is vested in accordance with section 12.1. The foregoing $50,000 limitation shall be adjusted by subtracting therefrom the amount, if any, by which the highest outstanding loan balance of the Participant at any time during the one-year period ending on the day preceding the date of such loan exceeds such outstanding balance on the date of the loan.

               ii. Each loan to a Participant shall be made from the investment funds under the Member Investment Component; and shall be charged against each investment fund on a pro-rata basis. No loan may be made from a Participant's Woodward Governor Company Stock Component Account.

               iii. Each loan shall be evidenced by a written note providing for:

                       1. a reasonable repayment period of not less than one year and not more than 5 years from the date of the loan (10 years if such loan is used to acquire any dwelling unit which within a reasonable time is to be used as the principal residence of the Participant);

                       2.          a reasonable rate of interest; and

                       3. such other terms and conditions as the Committee shall determine.

               iv. Payments of principal and interest to the Trustee with respect to any loan or portion thereof shall be credited to each investment fund in accordance with the Participant's investment direction for future contributions. Any portion or all of the loan may be prepaid at any time without penalty.

               v. At the Committee's discretion, if the outstanding balance of principal and interest on any loan is not paid at the expiration of its term, such outstanding balance shall be treated as distributed under the Plan but only to the extent such balance (or portion thereof) is then distributable under the terms of the Plan.

               vi. Each outstanding promissory note of a Participant shall be canceled and the unpaid balance of the loan, together with any accrued interest thereon, shall be treated as a distribution to or on behalf of the Participant within 90 days after the date of his termination of employment.

               vii. In no event shall a loan be made to a Participant after his employment with the Company terminates.

               viii. A Participant may not have more than three loans outstanding at any one time.

                                      (n)

                                    DISTRIBUTION ON TERMINATION
                                     OR TRANSFER OF EMPLOYMENT

                         a. VESTING OF ACCOUNT BALANCE. All amounts credited to
                    a Participant's Account shall at all times be nonforfeitable.

                         b. DISTRIBUTION DATE. Subject to the following
                    provisions of this subsection, the term "DISTRIBUTION DATE" with respect to any Participant means the last day of the month in which he attains age 65 years or, if later, in which his termination of employment occurs. A Participant (or his Beneficiary in the event of his death) may elect to have his Distribution Date be the last day of the month, provided proper forms have been completed in a timely manner, which includes the earliest of:

               i. the date as of which his employment with the Company and the Related Companies terminates;

               ii. the last day of the twelve consecutive-month period beginning on the date on which he is laid off if he does not return to active employment as a Worker Member prior to the last day of that period; or

               iii. the last day for which the Participant receives disability pay stemming from his employment with the Company or a Related Company if he is neither a Worker Member in active service or on leave of absence on that date.

          Notwithstanding the fact that a Participant has attained age 65 and terminated employment, he may elect to defer his distribution and have his Distribution Date be the last day of a month prior to April 1 of the calendar year following the calendar year in which he attains age 70-1/2.

                         c. LIMITS ON COMMENCEMENT AND DURATION OF
                    DISTRIBUTIONS. The following distribution rules shall be applied in accordance with sections 401(a)(9) and 401(a)(14) of the Code and applicable regulations thereunder, including the minimum distribution incidental benefit requirement of Treas. Reg. Section 1.401(a)(9)-2, and shall supersede any other provision of the Plan to the contrary:

               i.        unless the Participant elects otherwise pursuant to
          section 12.2, in no event shall distribution commence later than 60 days after the close of the Plan Year in which the Participant attains age 65 or, if later, in which his Distribution Date occurs.

               ii. Notwithstanding any other provision herein to the contrary, the Participant's Accounts shall be distributed no later than his "Required Beginning Date," which is, for a "5% owner" (as defined in Code Section 416), the April 1 of the calendar year following the calendar year in which he attains age 70-1/2, or solely in the case of a Participant who is not a "5% owner" (as defined in Code Section 416), the April 1 of the later of the calendar year in which the Participant reaches age 70-1/2 or the calendar year in which the Participant retires.

               iii. Distribution payments shall be made over the life of the Participant or over the lives of such Participant and his Beneficiary (or over a period not extending beyond the life expectancy of such Participant or the life expectancy of such Participant and his Beneficiary).

               iv. If a Participant dies after distribution of his vested interest in the Plan has begun, the remaining portion of such vested interest, if any, shall be distributed to his Beneficiary at least as rapidly as under the method of distribution used prior to the Participant's death.

               v. If a Participant dies before distribution of his vested interest in the Plan has begun, distribution of such vested interest to his Beneficiary shall be completed by December 31 of the calendar year in which the fifth anniversary of the Participant's death occurs; PROVIDED, HOWEVER, that this five-year rule shall not apply to an individual designated as Beneficiary by the Participant or under the specific terms of the Plan, if:

                       1. such vested interest will be distributed over the life of such designated Beneficiary (or over a period not extending beyond the life expectancy of such Beneficiary), and

                       2. such distribution to the Beneficiary begins not later than December 31 of the calendar year following the calendar year in which the Participant died or, if such Beneficiary is the Participant's surviving spouse, not later than December 31 of the calendar year following the calendar year in which the Participant would have attained age 70-1/2.

               vi. If the Participant's surviving spouse is his Beneficiary and such spouse dies before the distributions to such spouse begins, paragraph (e) shall be applied as if the surviving spouse were the Participant.

               vii. For purposes of paragraphs (d) and (e), distribution of a Participant's vested interest in the Plan is considered to begin on his Required Beginning Date; PROVIDED, HOWEVER, that distribution irrevocably begun in the form of an annuity shall be considered to begin on the date it actually commences.

               viii. For purposes of this section 12.3, the life expectancy of a Participant or a Beneficiary will be determined annually in accordance with Tables V and VI of Treas. Reg. Section 1.72-9, and will be recalculated.

                         d. FORM OF DISTRIBUTION ON TERMINATION OF EMPLOYMENT.
                    Except as otherwise provided under Supplement A to the Plan for Worker Members whose accounts were transferred to the Plan from the Thrift Plan of HSC Controls Inc. or the Retirement Plan of HSC Controls Inc., the entire value of all vested amounts credited to a Participant as of his Distribution Date (together with any contributions made to the Plan after his Distribution Date but attributable to employment prior to that date) will be distributable to him or, in the event of his death, to his Beneficiary in a lump sum, subject to the following:

               i. INSTALLMENTS. A Participant may elect to have his benefits paid in approximately equal monthly, quarterly or annual installments over a period not exceeding his life expectancy or, if applicable, the joint life expectancies of the Participant and his Beneficiary. Prior to receiving payment in the form of installments, a Participant's outstanding loans under the Plan, together with any accrued interest thereon, shall be treated as a distribution. Subject to the provisions of section 12.3, a Participant may elect that, in the event of his death, his benefits will be paid to his Beneficiary or Beneficiaries in annual installments over the remaining period of his original election. Each installment shall be charged pro-rata to the Participant's Accounts unless otherwise elected by the Participant.

               ii. SMALL ACCOUNT BALANCES. Notwithstanding any other provision of the Plan to the contrary, if a Participant's vested Account balances are $5,000 or less, such balances shall be distributed as soon as practicable after his termination of employment in a lump sum payment.

               iii.      ASSETS DISTRIBUTABLE. Generally, subject to paragraph
          (b) next above, all distributions from the Member Investment Plan shall be determined by Vanguard using the net asset values of the Participant's investment fund accounts as of the date that authorized distribution directions are received by Vanguard from the Committee, and shall be paid in cash. Distributions attributable to amounts in the Woodward Governor Company Stock Component shall be paid in Company Stock; PROVIDED, HOWEVER, a Participant may elect to receive all or part of his distribution in the form of cash; and PROVIDED, FURTHER, if a Participant elects to receive installment payments, his distribution shall be in cash.

               iv. POST-TERMINATION PARTIAL WITHDRAWAL AFTER AGE 55. A Participant who has terminated employment and reached age 55 may withdraw any portion of his Accounts under the Plan upon completion of the appropriate forms provided by the Committee.

                         e. DISTRIBUTIONS TO PERSONS UNDER DISABILITY.
                    Notwithstanding the foregoing provisions of this Section 12, in the event that a Participant or Beneficiary is declared incompetent and a conservator or other person legally charged with the care of his person or of his estate has been appointed, the amount of any benefit to which such Participant or Beneficiary is then entitled from the Trust Fund shall be paid to such conservator or other person legally charged with the care of his person or estate, and such payment shall be deemed in full satisfaction of any liability of the Plan to the Participant or Beneficiary.

                         f. INTERESTS NOT TRANSFERABLE. The interests of
                    Participants and their Beneficiaries under the Plan and Trust Agreement are not subject to the claims of their creditors and may not be voluntarily or involuntarily assigned, alienated or encumbered, except in the case of certain qualified domestic relations orders which relate to the provision of child support, alimony or marital rights of a spouse, child or other dependent and which meet such other requirements as may be imposed by section 414(p) of the Code or regulations issued thereunder. The Company shall establish reasonable procedures to determine the status of domestic relations orders and to administer distributions under domestic relations orders which are deemed to be qualified orders. Such procedures shall be in writing and shall comply with the provisions of section 414(p) of the Code and regulations issued thereunder. Distributions to an alternate payee (as defined under Section 414(p)(8) of the Code) under a qualified domestic relations order are permitted at any time, irrespective of whether the Participant has attained his earliest retirement age (as defined under Section 414(p)(4)(B) of the Code) under the Plan. A distribution to an alternate payee prior to the Participant's attainment of earliest retirement age is available only if: (1) the order specifies distribution at that time or permits an agreement between the Plan and the alternate payee to authorize an earlier distribution; and
                    (2) the alternate payee consents to any distribution occurring prior to the Participant's attainment of earliest retirement age, if the present value of the alternate payee's benefits under the Plan exceeds $5,000.

                         g. ABSENCE OF GUARANTY. There is no guarantee, by any
                    person, that the Trust Fund will not suffer losses or depreciation. The Company does not guarantee any payment to any person. The liability of the Trustee to make any payment is limited to the available assets of the Trust Fund.

                         h. DESIGNATION OF BENEFICIARY. Subject to the
                    provisions of section 12.7, each Participant, from time to time, in writing, may designate any person or persons (who may be designated contingently or successively) to whom his benefits are to be paid if he dies before he receives all of his benefits; PROVIDED, HOWEVER, that if a Participant is married on the date of his death, any designation as Beneficiary of a person other than his spouse shall be effective only if:

               i. his spouse acknowledges the effect of that designation and consents to it and to the specific person or persons or class of persons so designated in a writing in such form as may be established from time to time, which writing is witnessed by a notary; or

               ii. it is established to the satisfaction of an authorized Plan representative that the consent required under paragraph (a) next above cannot be obtained because there is no spouse, because the spouse cannot be located or because of such other circumstances as the Secretary of the Treasury may prescribe in regulations.

          Beneficiary designation form will be effective only when the signed form is filed while the Participant is alive and will cancel all Beneficiary designation forms signed earlier. Except as otherwise specifically provided in this Article 12, if a deceased Participant failed to designate a Beneficiary as provided above, or if the designated Beneficiary of a deceased Participant dies before him or before complete payment of the Participant's benefits, benefits shall be paid to the Participant's surviving spouse or, if there is no surviving spouse or if the Participant and the surviving spouse had been married for less than one year, to the legal representative or representatives of the estate of the last to die of the Participant and his Beneficiary. If there is any question as to the right of any Beneficiary to receive a distribution under the Plan, a representative of the Company may exercise discretion in a manner that permits the Trustee to make payment to the legal representative of the Participant's estate. The term "BENEFICIARY" as used in the Plan means the person or persons to whom a deceased Participant's benefits are payable under this section 12.8.

                         i. MISSING RECIPIENT. Each Participant and each
                    Beneficiary must file in writing his post office address from time to time and file in writing each change of post office address. Any communication, statement or notice addressed to a Participant or Beneficiary at his last known post office address, or if no address is known then at the Participant's last post office address as shown on the Company's records, will be binding on the Participant and his Beneficiary for all purposes of the Plan. The Administrator will make a reasonable effort to find the Participant, however, no person will be required to search for or locate a Participant or Beneficiary. If a Participant or Beneficiary entitled to benefits under the Plan fails to claim such benefits and it is not possible to reasonably find his whereabouts, such benefits shall be forfeited and shall be used until exhausted to reduce the Company contributions otherwise required under Article 5 of the Company or Related Company which last employed the Participant. If the location of the Participant or Beneficiary is subsequently determined, such forfeiture shall be restored by the Company and such restoration shall not be treated as an Annual Addition for purposes of Article 10.

                         j. PUT OPTION. Shares of Company Stock acquired by the
                    Trust shall be subject to a put option if the shares are not readily tradable on an established securities market within the meaning of section 409(h)(1)(B) of the Code when distributed (or cease to be readily tradable on an established securities market after distribution). The put option shall be exercisable by the Participant or his Beneficiary. The put option shall be exercisable during a 15-month period which begins on the date the shares subject to the put option are distributed by the Plan. During this period, the holder of the put option shall have the right to cause the Company, by notifying it in writing, to purchase such shares at their fair market value, as determined pursuant to Section 9.5. The put option shall continue to apply to shares of the Company Stock distributed by the Plan even if the Woodward Governor Company Stock Component should at any time cease to be an employee stock ownership plan under section 4975(c)(7) of the Code. The Committee may give the Trustee the option to assume the rights and obligations of the Company, at the time the put option is exercised, with respect to the repurchase of Company Stock.

          If the entire value of all nonforfeitable amounts credited to a Participant is distributed to the Participant within one taxable year, payment of the price of the Company Stock purchased pursuant to an exercised put option shall be made in no more than five substantially equal annual payments, and the first installment shall be paid not later than thirty days after the Participant exercises the put option. The Plan shall provide adequate security and pay a reasonable rate of interest on amounts not paid after thirty days. If the entire value of all nonforfeitable amounts credited to a Participant is not distributed to the Participant within one taxable year, payment of the price of the Company Stock purchased pursuant to an exercised put option shall be made in a single sum not later than thirty days after the Participant exercises the put option.

                         k. DIRECT ROLLOVERS. Notwithstanding any provision of
                    the Plan to the contrary that would otherwise limit a distributee's election under subsections 6.4 and 6.5, a distributee may elect, at the time and in the manner prescribed by the plan administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

                         l. DEFINITIONS. (a) ELIGIBLE ROLLOVER DISTRIBUTION: An
                    eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

               ii. ELIGIBLE RETIREMENT PLAN: An eligible retirement plan is an individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, an annuity plan described in Section 403(a) of the Code, or a qualified trust described in Section 401(a) of the Code, that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the Surviving Spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

               iii. DISTRIBUTEE: A distributee includes a Worker Member or former Worker Member. In addition, the Worker Member's or former Worker Member's Surviving Spouse and the Worker Member's or former Worker Member's Spouse or former Spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, are distributees with regard to the interest of the Spouse or former Spouse.

               iv. DIRECT ROLLOVER: A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.

                                       (o)

                             VOTING OF COMPANY STOCK

          Each Participant, or if applicable, his beneficiary, shall be entitled to direct the Trustee as to the exercise of all voting rights attributable to shares of Company Stock then allocated to such Participant's account in the Woodward Governor Company Stock Component. All allocated Company Stock as to which such instructions have been received (which may include an instruction to abstain) shall be voted in accordance with such instructions. The Company and the Trustee shall take all steps necessary to assure that Participants' directions shall remain confidential. The Company shall furnish the Trustee and each Participant with notices and information statements when voting rights are to be exercised in a time and manner which comply with applicable law. However, the Trustee shall vote any unallocated Company Stock in such manner as directed by the Administrative Committee, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA. For purposes of instructing the Trustee as to the voting or tender of any unallocated Company Stock, the Administrative Committee shall be deemed a named fiduciary of the Plan as provided in section 403(a)(1) of ERISA. The Trustee shall vote any allocated Company Stock as to which no voting instructions have been received in the same proportion as allocated shares with respect to which it does receive directions, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA.

          In the event of a tender or exchange offer (an "OFFER") for shares of Company Stock, the Company, in conjunction with the Trustee, shall use its reasonable best efforts to cause all Participants to be furnished with all information as will be distributed to the stockholders of the Company in respect to such Offer, and to be provided with forms by which the Participant may confidentially instruct the Trustee, or revoke such instruction, to tender or exchange shares of Company Stock allocated to his account, to the extent permitted under the terms of such Offer. Upon timely receipt of such instructions, the Trustee shall follow the directions of each Participant as to the shares of Company Stock allocated to such Participant's account. Instructions received by the Trustee from Participants in connection with an Offer shall be held in strict confidence and, except as otherwise required by law, shall not be divulged or released to any person, including officers and Worker Members of the Company. The Company and the Trustee shall take all steps necessary to assure that Participants' directions shall remain confidential. The Trustee shall tender or exchange any unallocated Company Stock in such manner as directed by the Administrative Committee, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA. The Trustee shall tender or exchange any allocated Company Stock as to which no instructions are received in the same proportion as allocated shares with respect to which it does receive directions, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA.

                                       (p)

                                    THE ADMINISTRATIVE COMMITTEE

                         a. MEMBERSHIP. The Company shall appoint two members of
                    the Administrative Committee (the "COMMITTEE") as referred to in section 1.3, which shall number not less than six members, from among the officers and other Worker Members of the Company, designating one as chairman and the other as assistant chairman of the Committee and defining their terms of office. Additional members of the Committee shall be elected by the actively employed Participants in the Plan from those actively employed Participants with ten or more Years of Service in the following manner:

               i. Each facility in the United States (treating the Rockford, Illinois facility and the Rockton, Illinois facility as a single facility) shall elect two members to the Committee for each 500 Participants in the Plan or fraction thereof in the Plan as of the beginning of the Fiscal Year; PROVIDED that a facility must have at least 100 Participants in the Plan before it is eligible to elect any Committee members.

               ii. Members will be elected for a two-year term, half of whom are to be elected each calendar year.

               iii. The Candidates and Election Committee of the Company will supervise the election and count the ballots.

               iv. Forms will be distributed each November on which any Participant with ten or more Years of Service may indicate a desire to serve on the Committee. Names of all eligible Participants indicating a willingness to serve on the Committee shall be certified to the Human Resources Department as eligible for the nominating ballot by the Candidates and Election Committee.

               v. Nominating ballots will be distributed the first week in December and must be returned to the Candidates and Election Committee by the end of the second week in December. All Participants with ten or more Years of Service are eligible for nomination.

               vi. The Candidates and Election Committee shall certify as nominated twice the number of Participants as there are positions to be filled; and the number of Participants required to fill the slate who receive the greatest number of votes on the nominating ballots shall be nominated.

               vii. The third week in December a final election ballot shall be distributed to actively employed Participants and in order to be considered the election ballots must be completed and returned to the Candidates and Election Committee by the end of that week.

               viii. The winning candidates shall be certified by the Candidates and Election Committee to the personnel department and their names posted on the bulletin board of each plant on or before December 31.

                       1. Terms of office of elected members shall begin on January 1.

               ix. Elected members may not serve more than two consecutive two-year terms, and a member who has served two such terms cannot serve again until one full calendar year has elapsed from the end of his last term.

                         b. MAJORITY ACTION. The Committee may act by vote at a
                    meeting, by telephone conference, or by written consent without a meeting. Committee meetings shall be held at the discretion of the chairman of the Committee. Only the chairman of the Committee can call a Committee meeting, authorize a telephone conference or authorize a written consent without a meeting. Any matter may be handled by a quorum of two Committee members, except that a quorum of a majority of the Committee members is necessary to give direction to the Trustee in voting of stock and to recommend changes in the Plan to the Company. Any action taken by a majority of the members of the Committee at a meeting at which a quorum is present, or taken by written consent of a majority of the Committee without a meeting, shall be binding upon the Participants and their Beneficiaries. Any action of the Committee shall be sufficiently evidenced if certified thereto by any two members of the Committee.

                         c. RIGHTS, POWERS AND DUTIES. The Committee shall have
                    the maximum discretion as may be necessary to discharge its responsibilities under the Plan, including the following powers, rights and duties:

               i. to adopt such rules of procedure and regulations as, in its opinion, may be necessary for the proper and efficient administration of the Plan and as are consistent with the provisions of the Plan;

               ii. to enforce the Plan in accordance with its terms and with such rules and regulations as may be adopted by the Committee;

               iii. to determine all questions arising under the Plan, including questions relating to the eligibility, benefits and other Plan rights of Participants and Beneficiaries and to remedy ambiguities, inconsistencies or omissions;

               iv. to maintain and keep adequate records concerning the Plan and concerning its proceedings and acts in such form and detail as the Committee may decide;

               v.        to direct all benefit payments under the Plan;

               vi. to delegate to Worker Members of the Company and the agents or counsel employed by the Committee such powers as the Committee considers desirable;

               vii. to appoint one of its members or any other Worker Member to act as secretary of the Committee, and to authorize the secretary so appointed to act for the Committee in all routine matters connected with its responsibilities hereunder; and

               viii. to recommend changes in the Plan to the Company. The Board of Directors can accept or reject such recommendations at its discretion.

                         d. APPLICATION OF RULES. In operating and administering
                    the Plan, the Committee shall apply all rules of procedure and regulations adopted by it in a uniform and nondiscriminatory manner.

                         e. REMUNERATION AND EXPENSE. No remuneration shall be
                    paid to any Committee member as such. However, the reasonable expenses of a Committee member incurred in the performance of Committee functions shall be reimbursed by the Company.

                         f. INDEMNIFICATION OF THE COMMITTEE. The Committee and
                    the individual members thereof and any Worker Members to whom the Committee has delegated responsibility in accordance with paragraph 14.3(g) shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee, its members or such Worker Members by reason of the performance of a Committee function if the Committee, such members or Worker Members did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises.

                         g. EXERCISE OF COMMITTEE'S DUTIES. Notwithstanding any
                    other provisions of the Plan, the Committee shall discharge its duties hereunder solely in the interests of the Participants in the Plan and other persons entitled to benefits thereunder, and

               i. for the exclusive purpose of providing benefits to Participants and other persons entitled to benefits thereunder; and

               ii. with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

                         h. INFORMATION TO BE FURNISHED TO COMMITTEE. The
                    Company shall furnish the Committee such data and information as may be appropriate. The records of the Company as to a Participant's period of employment, termination of employment and the reasons therefor, leave of absence, reemployment and Eligible Pay and Eligible Wages will be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish to the Committee such evidence, data or information as the Committee considers desirable to carry out the Plan.

                         i. RESIGNATION OR REMOVAL OF COMMITTEE MEMBER. A
                    Committee member may resign at any time by giving 30 days' advance written notice to the Company, the Trustee and the other Committee members. The Company may remove a Committee member by giving 30 days advance written notice to him, the Trustee and the other Committee members.

                         j. APPOINTMENT OF SUCCESSOR COMMITTEE MEMBER. The
                    Company may fill any vacancy in the membership of the Committee and shall give prompt written notice thereof to the other Committee members and the Trustee. While there is a vacancy in the membership of the Committee, the remaining Committee members shall have the same powers as the full Committee until the vacancy is filled.

                                       (q)

                                      THE INVESTMENT COMMITTEE

                         a. ESTABLISHMENT OF INVESTMENT COMMITTEE. The Company
                    shall appoint an Investment Committee of at least three Members who shall be selected from among the officers, directors, Worker Members or consultants of the Company. The Investment Committee shall control the investment policy of the Fund which is maintained by the Company for the purposes of the Plan. The members of the Investment Committee shall serve without remuneration and for so long as it is mutually agreeable to them and to the Company. The members shall be reimbursed for all expenses incurred by them in the performance of their duties. Any member may resign by giving his written resignation to the Company. The Company may remove any member of the Investment Committee by so notifying the member and the other members of the Investment Committee in writing.

                         b. MAJORITY ACTION. Any action taken by the Investment
                    Committee shall be by a majority of the members thereof. The Investment Committee may act by voting at a meeting or by writing without a meeting. Any action of the Investment Committee shall be sufficiently evidenced if it is certified thereto by any member thereof or by the secretary.

                         c. POWERS OF THE INVESTMENT COMMITTEE. The Investment
                    Committee shall have the following powers:

               i. To adopt such by-laws as it shall deem necessary for the development of an efficient and sound investment program.

               ii. To employ advisors (who may, but need not, be advisors to the Company) with respect to investment, actuarial, legal, accounting and other matters as it may deem necessary for the proper exercise of its duties.

               iii. To appoint one of its members, or any Worker Member of the Company, to act as secretary of the Investment Committee. The foregoing list of express powers is not intended to be either complete or inclusive, and the Investment Committee shall have such additional powers as it may reasonably deem to be necessary for the performance of its duties under the Plan and Trust.

                         d. DUTIES OF THE INVESTMENT COMMITTEE. As a part of its
                    general duties in supervising the investment policy of a Fund, the Investment Committee shall:

               i. Review the investment portfolio constituting the Fund at least annually.

               ii. Give the Trustee specific directions in writing with respect to investment, reinvestments and changing of investments, all as set out in the Trust Agreement.

               iii. The Investment Committee shall report annually to the Company as to the investment performance of the Fund for the Plan Year ending on such date.

               iv. Provide the Company and the Administrative Committee with such information, and at such times, as may be required by the Company or as may be needed by the Administrative Committee to carry out its duties.

               v. Advise the Administrator with respect to any costs, expenses, taxes or other charges (excluding any loss as a result of the sale of assets) incurred solely by reason of a sale or purchase of assets in order to properly reallocate assets between the separate Funds established hereunder, and at the request of the Administrative Committee, to advise the Administrative Committee with respect to the proper apportionment of said costs, expenses, taxes or other charges, so as to fairly reflect that portion attributable to the reallocation of assets on behalf of each Participant.

                                       (r)

                           FREQUENTLY USED DEFINITIONS

          "ACCOUNT SHALL mean the separate account(s) maintained for a Participant under the Plan.

          "ACCOUNTING DATE" shall mean each day the New York Stock Exchange is open for business.

          "ACQUISITION LOAN" shall have the same meaning as is given to such term in section 9.3.

          "BENEFICIARY" shall mean a person described in section 12.8.

          "CODE" shall have the same meaning as is given to such term in section 1.1.

          "COMMITTEE" shall have the same meaning as is given to such term in section 14.1.

          "COMPANY" shall mean Woodward Governor Company.

          "COMPANY MATCHING CONTRIBUTION" shall have the same meaning as given to such term in section 5.2.

          "COMPANY STOCK" shall mean shares of common stock of Woodward Governor Company.

          "DATE OF HIRE" shall mean the first day on which a Worker Member renders an Hour of Service; PROVIDED, HOWEVER, that if a Worker Member shall in any Fiscal Year terminate his service, which termination continues through the close of said Fiscal Year, then it shall refer to the first day subsequent to said Fiscal Year on which the Worker Member shall render an Hour of Service.

          "DEFERRAL CONTRIBUTION" shall have the same meaning as given to such term in section 5.3.

          "DEFERRALS" shall have the same meaning as given to such term in section 5.3.

          "DISTRIBUTION DATE" shall have the same meaning as is given to such term in section 12.2.

          "EFFECTIVE DATE" shall have the same meaning as given to such term in section 1.1.

          "ELIGIBLE PAY" SHALL mean, for each payroll period, a Participant's base wages, salary, overtime pay, shift premium, sick pay, holiday pay and vacation pay. Eligible Pay taken into account for Plan Years after December 31, 1996 will not exceed $160,000, as adjusted by the Internal Revenue Service in accordance with Code Section 401(a)(17). Effective for all Plan Years beginning on or after January 1, 1997, the Eligible Pay of a Participant's spouse and lineal descendants who have not attained age 19 by the close of the Plan Year will NOT be included in the Participant's Eligible Pay in determining whether a Participant's Eligible Pay is limited by the preceding sentence. If a determination period consists of fewer than 12 months, the annual compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period and the denominator of which is 12.

          "ELIGIBLE WAGES" shall mean the total straight time pay received during any biweekly pay period, but not including straight time pay for hours worked in excess of 80 hours in a biweekly pay period. Eligible Wages shall exclude reimbursement of medical expenses, premiums on insurance policies, cafeteria subsidies, sick pay, holiday pay, vacation pay and contributions to any deferred compensation plan with the exception of contributions made relating to Deferrals of Eligible Pay; PROVIDED that with regard to the Fiscal Year during which a Participant commences participation, Eligible Wages shall include only Eligible Wages paid by the Company from the date his participation in the Plan commences. For purposes of the Plan, Eligible Wages for Plan Years after December 31, 1996 will not exceed $160,000, as adjusted by the Internal Revenue Service in accordance with Code Section 401(a)(17). Effective for all Plan Years beginning on or after January 1, 1997, the Eligible Wages of a Participant's spouse and lineal descendants who have not attained age 19 by the close of the Plan Year will NOT be included in the Participant's Eligible Pay in determining whether a Participant's Eligible Wages is limited by the preceding sentence. If a determination period consists of fewer than 12 months, the annual compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period and the denominator of which is 12.

          "ERISA" shall have the same meaning as is given to such term in section 1.3.

          "FINANCED SHARES" shall have the same meaning as is given to such term in section 9.3.

          "FISCAL YEAR" shall mean the Company's Fiscal Year, which is the 12 consecutive month period beginning on each October 1, and ending on each September 30.

          "HIGHLY COMPENSATED WORKER MEMBER" shall have the same meaning as given to such term in section 10.10.

          "HOUR OF SERVICE" shall have the same meaning as given to such term in section 3.2.

          "INITIAL PERIOD OF SERVICE" shall mean the completion of two 12 month periods during which 1,000 Hours of Service are completed during each of such 12 month periods. The 12 month periods shall begin on the Worker Member's Date of Hire and the first anniversary thereof; PROVIDED that if a Worker Member shall not complete 1,000 Hours of Service in either of such 12 month periods commencing on his Date of Hire, or anniversary thereof, all subsequent 12 month periods shall be calculated based on the Plan Year, the first of which shall commence in the 12 month period during which the Worker Member failed to complete 1,000 Hours of Service. In the event of a Termination of Service after completion of one 12 month period with 1,000 Hours of Service, but before completion of an Initial Period of Service, the Worker Member shall receive credit for the 12 month period so completed; and if he shall be reemployed as a Worker Member, he shall commence the computation of his second period on his most recent Date of Hire; PROVIDED that if he shall not complete 1,000 Hours of Service in such 12 month period, his computation period shall be based on the Plan Year the first of which shall commence next following this most recent Date of Hire. A Worker Member in the Woodward Governor Company Recruit Program shall receive credit for one such 12 month period if he shall complete at least 250 Hours of Service and not more than 999 Hours of Service in each of four Plan Years. A Worker Member who is a student in the Irl C. Martin Academy of Industrial Science for a period of six months or more during any Plan Year (or during his first 12 months of employment and successive periods commencing on the anniversary of his Date of Hire) shall receive credit for one such 12 month period if he did not otherwise receive credit during such period.

          "INVESTMENT COMMITTEE" shall have the same meaning as given to such term in Article 15.

          "LOAN FUND" shall have the same meaning as given to such term in section 8.1.

          "MEMBER SAVINGS ACCOUNT" shall have the same meaning as given to such term in Section 8.1.

          "NET PROFIT" shall mean the amount earned by the Company for each Fiscal Year as certified by the independent auditor employed by the Company (in accordance with generally accepted accounting principles consistently applied) after deducting from the Company's gross earnings for such Fiscal Year all costs, expenses and charges incurred by the Company, but before any deduction for the following:

               (1) Federal and state income taxes which are based on net rather than gross income.

               (2) The provision for, or payment of, a liability in accordance with applicable law, the effect of which is to adjust retroactively profits realized in prior years.

               (3) The Company's contribution under this Plan, the Woodward Governor Company Retirement Income Plan and any other plan maintained by the Company or a Related Company.

Net Profit shall be calculated before the cumulative effect of accounting changes.

          "NORMAL RETIREMENT AGE" shall mean age 65.

          "PARTICIPANT" shall have the same meaning as given to such term in section 2.1

          "PAYROLL DEFERRAL" shall have the same meaning as given to such term in section 4.1.

          "PLAN" shall mean the Woodward Governor Company Deferred Profit Sharing Plan, as amended and restated.

          "PLAN YEAR" shall have the same meaning as is given to such term in section 1.4.

          "RELATED COMPANIES" shall have the same meaning as is given to such term in section 1.2.

          "RETIRED PARTICIPANTS" shall mean those Participants who retired on account of reaching Normal Retirement Age, or reaching age 55 and completing ten
(10) full years of employment with the Company.

          "ROLLOVER CONTRIBUTION" shall have the same meaning as given to such term in section 6.1.

          "TRUST" shall mean the separate Trust created under the Plan by and between the Company and the Trustee.

          "TRUSTEE" shall mean Vanguard Fiduciary Trust Company or any successor thereto.

          "VANGUARD" shall mean the Vanguard Group of Investment Companies.

          "WORKER MEMBER" shall mean any employee of the Company, or any successor thereto.

          "YEAR OF SERVICE" shall have the same meaning as given to such term in section 3.1.

                                       (s)

                                       AMENDMENT AND TERMINATION

                         a. AMENDMENT. While the Company expects and intends to
                    continue the Plan, the Company reserves the right to amend the Plan at any time, PROVIDED, that no amendment shall reduce a Participant's benefits to less than the amount he would be entitled to receive if he had resigned from the employ of all of the Company on the day of the amendment. Notwithstanding this section 17.1, with respect to officers of the Company who are subject to Article 16 of the Securities Exchange Act of 1934, any provisions relating to their participation in the Plan or the price, timing and amount of contributions or allocations of Company Stock to their Accounts may not be amended more frequently than once every six months, other than to comply with any amendments required under the Code, ERISA or any regulations and rulings thereunder.

                         b. TERMINATION. The Plan will terminate as to all
                    Worker Members on any day specified by the Company. The Plan will terminate as to the Company on the first to occur of the following:

               i.        the date it is terminated by the Company;

               ii. the date that the Company completely discontinues its contributions under the Plan;

               iii. the date that the Company is judicially declared bankrupt or insolvent; or

               iv. the dissolution, merger, consolidation or reorganization of the Company, or the sale by the Company of all or substantially all of its assets, except that, subject to the provisions of section 17.3, in any such event arrangements may be made whereby the Plan will be continued by any successor to the Company or any purchaser of all or substantially all of the Company's assets, in which case the successor or purchaser will be substituted for the Company under the Plan.

                         c. MERGER AND CONSOLIDATION OF PLAN, TRANSFER OF PLAN
                    ASSET. In the case of any merger or consolidation with, or transfer of assets and liabilities to, any other plan, provisions shall be made so that each affected Participant in the Plan on the date thereof (if the Plan then terminated) would receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit he would have been entitled to receive immediately prior to the merger, consolidation or transfer if the Plan had then terminated.

                         d. NOTICE OF AMENDMENT, TERMINATION OR PARTIAL
                    TERMINATION. Affected Participants and Beneficiaries will be notified of an amendment, termination or partial termination of the Plan as required by law.

                         e. VESTING AND DISTRIBUTION ON TERMINATION AND PARTIAL
                    TERMINATION. On termination of the Plan in accordance with section 17.2, on partial termination of the Plan by operation of law, or in the event of a complete discontinuance of Company contributions to the Plan, each affected Participant's benefits will be nonforfeitable. If, on termination or partial termination of the Plan, a Participant remains in the employ of an Employer or a Related Company, the amount of his benefits shall be retained in the Trust until after his termination or employment with all of the Employers and Related Companies and shall be paid to him in accordance with the provisions of Article 12. The benefits payable to an affected Participant whose employment with all of the Employers and Related Companies is terminated coincident with the termination or partial termination of the Plan (and the benefits payable to an affected Participant on partial termination of the Plan) shall be paid to him in accordance with the provisions of Article 12. All appropriate accounting provisions of the Plan will continue to apply until the benefits of all affected Participants have been distributed to them.

                         f. LIMITATION ON RIGHT TO AMEND. No amendment shall be
                    made to this Plan which shall:

               i. change the vesting schedule under the Plan if the nonforfeitable percentage of the accrued benefit derived from Company Contributions (determined as of the later of the date such amendment is adopted or the date such amendment becomes effective) of any Participant is less than such nonforfeitable percentage computed without regard to such amendment; or

               ii. reduce the accrued benefit of a Participant within the meaning of Section 411(d)(6) of the Code, except to the extent permitted under Section 412(c)(8) of the Code.

                                       (t)

                                          TOP HEAVY STATUS

                         a. APPLICATION. This Article 18 to Woodward Governor
                    Company Retirement Income Plan (the "Plan") shall be applicable on and after the date on which the Plan becomes Top-Heavy (as described in section 18.4).

                         b. DEFINITIONS. Unless the context clearly implies or
                    indicates the contrary, a word, term or phrase used or defined in the Plan is similarly used or defined for purposes of this Article 18.

                         c. AFFECTED PARTICIPANT. For purposes of this Article
                    18, the term "AFFECTED PARTICIPANT" means each Participant who is employed by the Company or a Related Company during any Plan Year for which the Plan is Top-Heavy.

                         d. TOP-HEAVY. The Plan shall be "TOP-HEAVY" for any
                    Plan Year if, as of the Determination Date for that year (as described in paragraph (a) next below), the present value of the benefits attributable to Key Worker Members (as defined in section 18.5) under all Aggregation Plans (as defined in section 18.8) exceeds 60% of the present value of all benefits under such plans. The foregoing determination shall be made in accordance with the provisions of section 416 of the Code. Subject to the preceding sentence:

               i. The Determination Date with respect to any plan for purposes of determining Top-Heavy status for any plan year of that plan shall be the last day of the preceding plan year or, in the case of the first plan year of that plan, the last day of that year. The present value of benefits as of any Determination Date shall be determined as of the accounting date or valuation date coincident with or next preceding the Determination Date. If the plan years of all Aggregation Plans do not coincide, the Top-Heavy status of the Plan on any Determination Date shall be determined by aggregating the present value of Plan benefits on that date with the present value of the benefits under each other Aggregation Plan determined as of the Determination Date of such other Aggregation Plan which occurs in the same calendar year as the Plan's Determination Date.

               ii. Benefits under any Plan as of any Determination Date shall include the amount of any distributions from that plan made during the Plan Year which includes the Determination Date or during any of the preceding four Plan Years, but shall not include any amounts attributable to Worker Member contributions which are deductible under section 219 of the Code, any amounts attributable to Worker Member initiated rollovers or transfers made from a plan maintained by an unrelated company, or, in case of a defined contribution plan, any amounts attributable to contributions made after the Determination Date unless such contributions are required by section 412 of the Code or are made for the plan's first plan year.

               iii. Benefits attributable to a Participant shall include benefits paid or payable to a beneficiary of the Participant, but shall not include benefits paid or payable to any Participant who has not performed services for the Company or Related Company during any of the five Plan Years ending on the applicable Determination Date.

               iv. The accrued benefit of a Non-Key Worker Member shall be determined under the method which is used for accrual purposes for all plans of the Company and Related Companies; or, if there is not such method, as if the benefit accrued not more rapidly than the slowest accrual rate permitted under section 411(b)(1)(c) of the Code.

               v. The present value of benefits under all defined benefit plans shall be determined on the basis of a 6% per annum interest factor and the 1984 Unisex Pension Mortality Table, with a one-year setback.

                         e. KEY WORKER MEMBER. The term "KEY WORKER MEMBER"
                    means a Worker Member or deceased Worker Member (or beneficiary of such deceased Worker Member) who is a Key Worker Member within the meaning ascribed to that term by section 416(i) of the Code. Subject to the preceding sentence, the term Key Worker Member includes any Worker Member or deceased Worker Member (or beneficiary of such deceased Worker Member) who at any time during the plan year which includes the Determination Date or during any of the four preceding plan years was:

               i. an officer of the Company or Related Company with Compensation in excess of 50 percent of the amount in effect under section 415(b)(1)(A) of the Code for the calendar year in which that year ends; provided, however, that the maximum number of Worker Members who shall be considered Key Worker Members under this paragraph (a) shall be the lesser of 50 or 10% of the total number of Worker Members of the Company and the Related Companies, disregarding excludable Worker Members under section 414(q)(8) of the Code;

               ii. one of the 10 employees owning the largest interests in the Company or any Related Company (disregarding any ownership interest which is less than 1/2 of one percent), excluding any Worker Member for any plan year whose Compensation did not exceed the applicable amount in effect under section 415(c)(1)(A) of the Code for the calendar year in which that year ends;

               iii.      a 5% owner of the Company or of any Related Company; or

               iv. a 1% owner of the Company or any Related Company having Compensation in excess of $150,000.

                         f. COMPENSATION. The term "COMPENSATION" for purposes
                    of this Article 18 generally means compensation within the meaning of section 415(c)(3) for that year. However, solely for purposes of determining who is a Key Worker Member, the term "COMPENSATION" means compensation as defined in section 414(q)(7) of the Code.

                         g. NON-KEY WORKER MEMBER. The term "NON-KEY WORKER
                    MEMBER" means any Worker Member (or beneficiary of a deceased Worker Member) who is not a Key Worker Member.

                         h. AGGREGATION PLAN. The term "AGGREGATION PLAN" means
                    the Plan and each other retirement plan maintained by the Company or Related Company, which is qualified under section 401(a) of the Code and which:

               i. during the plan year which includes the applicable Determination Date, or during any of the preceding four plan years, includes a Key Worker Member as a participant;

               ii. during the plan year which includes the applicable Determination Date or, during any of the preceding four plan years, enables the Plan or any plan in which a Key Worker Member participates to meet the requirements of section 401(a)(4) or 410 of the Code; or

               iii. at the election of the Company, would meet the requirements of sections 401(a)(4) and 410 if it were considered together with the Plan and all other plans described in paragraphs (a) and (b) next above.

                         i. REQUIRED AGGREGATION PLAN. The term "REQUIRED
                    AGGREGATION PLAN" means a plan described in either paragraph
                    (a) or (b) of section 18.8.

                         j. Permissive Aggregation Plan. The term "Permissive
                    Aggregation Plan" means a plan described in paragraph (c) of section 18.8.

                         k. MINIMUM CONTRIBUTION. For any Plan Year during which
                    the Plan is Top-Heavy, the minimum amount of Company contributions allocated to the Accounts of each Affected Participant who is employed by the Company or Related Company on the last day of that year, who is not a Key Worker Member and who is not entitled to a minimum benefit for that year under any defined benefit Aggregation Plan which is Top-Heavy shall, when expressed as a percentage of the Affected Participant's Compensation, be equal to the lesser of:

                i.       3%; or

               ii. the percentage at which Company contributions (including Company contributions made pursuant to a cash or deferred arrangement) are allocated to the Accounts of the Key Worker Member for whom such percentage is greatest.

          For purposes of the preceding sentence, compensation earned while a member of a group of Worker Members to whom the Plan has not been extended shall be disregarded. Paragraph (b) next above shall not be applicable for any Plan Year if the Plan enables a defined benefit plan described in Section 18.8(a) or 18.8(b) to meet the requirements of section 401(a)(4) or 410 for that year. Company contributions for any Plan Year during which the Plan is Top-Heavy shall be allocated first to Non-Key Worker Members until the requirements of this
Section 18.11 have been met and, to the extent necessary to comply with the provisions of this Section 18.11, additional contributions shall be required of the Company

                         l. AGGREGATE BENEFIT LIMIT. For Plan Years before
                    January 1, 2000, for any Plan Year during which the Plan is Top-Heavy, paragraphs (2)(B) and (3)(B) of section 415(e) of the Code shall be applied by substituting "1.0" for "1.25".

          EXECUTED at Rockford, Illinois this _____ day of ________________, _____ to be effective as indicated herein.


                                                     WOODWARD GOVERNOR COMPANY


                                                     By:
                                                         -----------------------
                                                     Its:
                                                          ----------------------

Attest:

                                  SUPPLEMENT A
                                     TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

            (For Worker Members whose accounts were transferred from
           the Thrift Plan of HSC Controls Inc. or the Retirement Plan
                        of HSC Controls Inc. to the Plan)

With respect to Worker Members, whose accounts were transferred from the Thrift Plan of HSC Controls Inc. or the Retirement Plan of HSC Controls Inc. to the Plan, section 12.4 shall be revised as follows:

          SECTION 12.4. FORM OF DISTRIBUTION ON TERMINATION OF EMPLOYMENT. The entire value of all vested amounts credited to a Participant as of his Distribution Date (together with any contributions made to the Plan after his Distribution Date but attributable to employment prior to that date) will be distributable to him in the form of a Joint and Survivor Annuity or Preretirement Survivor Annuity; PROVIDED that if the Participant shall not be married or if the Participant and his Spouse shall file a Waiver (as defined in subparagraph 12.4(j)) the distribution may be made in such one or more of the following forms:

               (a) LUMP SUM. A Participant may elect to have his benefits paid in one lump sum in cash.

               (b) INSTALLMENTS. A Participant may elect to have his benefits paid in approximately equal monthly, quarterly or annual installments over a period not exceeding his life expectancy or, if applicable, the joint life expectancies of the Participant and his Beneficiary. Prior to receiving payment in the form of installments, a Participant's outstanding loans under the Plan, together with any accrued interest thereon, shall be treated as a distribution. Subject to the provisions of section 12.3, a Participant may elect that, in the event of his death, his benefits will be paid to his Beneficiary or Beneficiaries in annual installments over the remaining period of his original election. Each installment shall be charged pro-rata to the Participant's Accounts unless otherwise elected by the Participant.

               (c) SMALL ACCOUNT BALANCES. Notwithstanding any other provision of the Plan to the contrary, if a Participant's vested Account balances are $5,000 or less, such balances shall be distributed as soon as practicable after his termination of employment in a lump sum payment.

               (d) ASSETS DISTRIBUTABLE. Generally, subject to paragraph (c) next above, all distributions from the Member Investment Component shall be determined by Vanguard using the net asset values of the Participant's investment fund accounts as of the date that authorized distribution directions are received by Vanguard from the Committee, and shall be paid in cash. Distributions attributable to amounts in the Woodward Governor Company Stock Component shall be paid in Company Stock; PROVIDED, HOWEVER, a

          Participant may elect to receive all or part of his distribution in the form of cash; and PROVIDED, FURTHER, if a Participant elects to receive installment payments, his distribution shall be in cash.

               (e) With respect to the filing of a Waiver of the Joint and Survivor Annuity, "ELECTION PERIOD" shall mean the period commencing not less than ninety (90) days prior to the Annuity Starting Date (the first day of the first period for which an amount is payable as an annuity) and ending on the Annuity Starting Date; provided that if the Participant shall not be notified of his right to file a Waiver (and to receive Waiver Information) within the first seven (7) days of said Election Period or if he shall properly request Waiver Information and such is not supplied within seven (7) days of his request, the Election Period shall not end (and shall be extended to the extent, if any, that is necessary) prior to the ninetieth (90th) day following the later of the date on which he receives such notice or the date on which he receives the Waiver Information. With respect to the filing of a Waiver of the Preretirement Survivor Annuity, "Election Period" shall mean the period which begins on the first day of the Plan Year in which the Participant attains age 35 and ending on the date of the Participant's death; PROVIDED, that if the Participant terminates employment, the "Election Period" shall begin on the date of termination of employment with respect to the amount of the Participant's accounts on the Accounting Date coincident with or next preceding the date of termination of employment.

               (f) "JOINT AND SURVIVOR ANNUITY" shall mean an Annuity which shall pay equal monthly installments to the Participant for life and upon his death shall provide monthly payments for the life of the Participant's Surviving Spouse in an amount equal to fifty percent (50%) and not more than one hundred percent (100%) of the monthly amount payable to the Participant under such Annuity during the joint lives of the Participant and the Participant's Surviving Spouse.

               (g) "PRERETIREMENT SURVIVOR ANNUITY" shall mean an annuity upon the life of the Participant's Surviving Spouse that shall be purchased with fifty percent (50%) of the balance of the Participant's accounts, determined as of the Accounting Date coincident with or next preceding the date of the Participant's death.

               (h) "SPOUSE" shall mean the person to whom the Participant was married (and from whom he was not divorced by decree of court) at the time of reference, provided that the Committee may, but is not required to, rely on the Participant's written statement as to the existence and identity of a Spouse.

               (i) "SURVIVING SPOUSE" shall mean a Spouse who was married to the Participant for the twelve-month period immediately preceding the earlier of the date of the Participant's death, or the Participant's Annuity Starting Date and who is living on the day following the date of the Participant's death.

               (j) "WAIVER" shall mean the written election by both the Participant and his Spouse; and which is filed with the Committee during the Election Period and is not revoked at the time of reference, not to receive his benefit in the form of a Joint and Survivor Annuity or in the form of a Preretirement Survivor Annuity; PROVIDED, that each Participant who has not been married throughout the twelve (12) month period immediately preceding his Annuity Starting Date shall be deemed to have filed such a written election (and not have revoked it) within the Election Period. This Waiver need not be executed by the Spouse if there is no Spouse or if it is established to the Plan representative's satisfaction that the Spouse cannot be located.

               (k) "WAIVER INFORMATION" shall mean the written explanation from the Committee to the Participant and his Spouse, prepared in non-technical language, of the terms and conditions of the Joint and Survivor Annuity and/or the Preretirement Survivor Annuity, the financial effect of filing a Waiver upon the Participant's benefit and the Spouse's rights to such benefit, the right to make, and the effect of, the revocation of a Waiver if one has been filed and the rights of the Participant's Spouse to the Joint and Survivor Annuity and the Preretirement Survivor Annuity hereunder. Such Waiver Information with respect to the Preretirement Survivor Annuity shall be provided by the Committee to each Participant within the period beginning on the first day of the Plan Year in which the Participant attains age 32 and ending on the last day of the Plan Year in which the Participant attains age 35.

               (l) Notwithstanding any provision hereof to the contrary, each Participant who shall have filed a Waiver may file a written revocation of such Waiver with the Committee at any time prior to the close of the Election Period, and may thereafter file a new Waiver prior to the close of the Election Period in the same manner and to the same extent as though no prior Waiver(s), or revocation(s) or reelection(s) thereof, had been filed. Whenever there is reference in this Plan to the filing of a Waiver, or a revocation or reelection thereof, it shall be deemed to refer to the status of the Participant with respect to such filing at the time of reference.

                                  SUPPLEMENT B
                                     TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

                     (For Worker Members Who Are Employed By
                        Baker Electrical Products, Inc.)

          Worker Members who are employed by Baker Electrical Products, Inc. ("BAKER"), a wholly owned subsidiary of the Company, will participate under the Plan, effective as of August 1, 1998, subject to the following provisions which supersede any contrary provisions of the Plan.

          1. PARTICIPATION. Each Worker Member of Baker, including such Worker Members hired on a part-time basis, will become a Participant in the Plan upon completion of six months of service. Service prior to the date on which Baker was acquired by the Company and prior to August 1, 1998 shall be credited for purposes of participation in the Plan.

          2    PAYROLL DEFERRALS. A Participant employed by Baker may authorize deferrals for any payroll period of not less than 1% and not more than 13% of his Eligible Pay.

          3    MATCHING CONTRIBUTIONS. Subject to the provisions of Article 10, and in its discretion, the Company may deposit with the Trustee on behalf of each of the Participants employed by Baker a Company Matching Contribution equal to twenty five percent (25%) of the Participant's Payroll Deferrals made pursuant to Section 4.1 (excluding Payroll Deferrals in excess of four percent (4%) of the Participant's Eligible Pay). Such Matching Contribution will be deposited within 30 days after the last day of each calendar quarter (March 31, June 30, September 30 and December 31). Matching Contributions will be made at the discretion of the Company, based on the achievement of quarterly profit objectives for Baker.

          4. WOODWARD GOVERNOR COMPANY STOCK COMPONENT. Participants employed by Baker are not eligible to receive an allocation under Article 9.

                                  SUPPLEMENT C
                        TO THE WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

  (For Worker Members Who Are Employed by the Former Fuel Systems Textron Inc.)

          Worker Members who are employed by the wholly-owned subsidiary of the Company formerly known as Fuel Systems Textron, Inc. prior to its acquisition from Textron by the Company ("FST"), will participate under the Plan, effective as of June 15, 1998, subject to the following provisions which supersede any contrary provisions of the Plan.

          1 PARTICIPATION. Each Worker Member of FST, including such Worker Members hired on a part-time basis, will become a Participant in the Plan upon completion of 30 days of service. Service prior to the date on which FST was acquired by the Company shall be credited for purposes of participation in the Plan.

          2. PAYROLL DEFERRALS. A Participant employed by FST may authorize deferrals for any payroll period of not less than 1% and not more than 13% of his Eligible Pay. However, if a Participant is a Highly Compensated Worker Member, authorized deferrals may not exceed 7% of Eligible Pay.

          3. MATCHING CONTRIBUTIONS. Subject to the provisions of Article 10, the Company will deposit with the Trustee on behalf of each of the Participants employed by FST (other than Participants employed at the Greenville, South Carolina facility) a Company Matching Contribution equal to fifty percent (50%) of the Participant's Payroll Deferrals made pursuant to Section 4.1 (excluding Payroll Deferrals in excess of ten percent (10%) of the Participant's Eligible
Pay). Participants employed by FST at the Greenville, South Carolina facility will receive a matching contribution equal to one hundred percent (100%) of such Participant's Payroll Deferrals, excluding Payroll Deferrals in excess of three percent (3%) of the Participant's Eligible Pay.

          4. WOODWARD GOVERNOR COMPANY STOCK COMPONENT. Participants employed by FST are not eligible to receive an allocation under Article 9 of the Plan.

          5. This Supplement C shall be effective through September 30, 1999. As of October 1, 1999, all Worker Members who are employed by FST Woodward, Inc. shall be covered under the Plan without regard to this Supplement C and all such Worker Members shall be credited with service with Fuel Systems Textron, Inc.

                             AMENDMENT NO. 1 TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

          WHEREAS, Woodward Governor Company (the "Company") maintains the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan");

          WHEREAS, the Company has reserved the right to amend the Plan pursuant to Article XVII of the Plan and has delegated the authority to amend the Plan to certain officers of the Company; and

          WHEREAS, the Company now desires to amend the Plan.

          NOW, THEREFORE, the Plan is amended effective as of December 31, 1999, as follows:

          The first sentence of Section 10.3 is hereby amended by the deletion of the phrase "For Plan Years beginning before January 1, 2000."

                             AMENDMENT NO. 2 TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

          WHEREAS, Woodward Governor Company (the "Company") maintains the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan");

          WHEREAS, the Company has reserved the right to amend the Plan pursuant to Article XVII of the Plan and has delegated the authority to amend the Plan to certain officers of the Company; and

          WHEREAS, the Company now desires to amend the Plan.

          NOW, THEREFORE, the Plan is amended effective as of January 1, 2000, as follows:

          The first complete sentence of Item 3 of Supplement B is hereby amended in its entirety to read as follows:

"Subject to the provisions of Article 10, and in its discretion, the Company may deposit with the Trustee on behalf of each of the Participants employed by Baker a Company Matching Contribution equal to fifity percent (50%) of the Participant's Payroll Deferrals made pursuant to Section 4.1 (excluding Payroll Deferral in excess of six percent (6%) of the Participant's Eligible Pay)."

                             AMENDMENT NO. 3 TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

          WHEREAS, Woodward Governor Company (the "Company") maintains the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan");

          WHEREAS, under Article XVII of the Plan, the Company has reserved the right to amend the Plan and has delegated the authority to amend the Plan to certain officers of the Company; and

          WHEREAS, the Company now desires to amend the Plan.

          NOW, THEREFORE, the Plan is amended effective as of May 1, 2000, as follows:

          The following language is added to the end of Section 9.1:

"Notwithstanding anything to the contrary, for the purpose of this section 9.1, an Eligible Participant shall include any "U.S. Transferred Employee" as that term is defined in the Purchase Agreement between General Electric Company and the Company dated April 19, 2000 (the "Purchase Agreement"). Subject to Article 10 of the Plan, such Eligible Participant shall receive a Company Stock Component Contribution based on the Eligible Participant's Eligible Wages earned for the period beginning on October 1, 1999 through the date the Eligible Participant terminates employment with the Company (but no later than September 30, 2000)."

                             AMENDMENT NO. 4 TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

          WHEREAS, Woodward Governor Company (the "Company") maintains the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan");

          WHEREAS, under Article XVII of the Plan, the Company has reserved the right to amend the Plan and has delegated the authority to amend the Plan to certain officers of the Company;

          WHEREAS, the Company now desires to amend the Plan to allow for investment elections in 1% increments.

          NOW, THEREFORE, the Plan is amended effective as of January 1, 2001 as follows:

          The first sentence of Section 8.2 is hereby amended to read as follows:

                "Subject to the following provisions of this Section
                8.2 and any requirements as may be established from time to time, each Participant shall direct the percentages (in multiples of 1%) of all contributions made by him or on his behalf which are to be invested in each of the investment funds, and may prospectively change any such direction by telephone to Vanguard on any date the New York Stock Exchange is open for business."

          Except as amended hereby, the terms of the Plan remain in full force and effect.

                             AMENDMENT NO. 5 TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

          WHEREAS, Woodward Governor Company (the "Company") maintains the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan");

          WHEREAS, the Company has reserved the right to amend the Plan pursuant to Section 17 of the Plan and has delegated the authority to amend the Plan to certain officers of the Company; and

          WHEREAS, the Company now desires to amend the Plan.

          NOW, THEREFORE, by virtue and in exercise of the power reserved to the Company by subsection 17.1 of the Plan, the Plan is amended effective as of the dates set forth below in the following particulars:

          1. Effective January 1, 2001, by adding the following to the end of subsection 10.1(b) of the Plan:

               "and, effective January 1, 2001, any elective reductions in remuneration for qualified transportation benefits within the meaning of section 132(f) of the Code."

          2. Effective December 31, 1999, by adding the following phrase at the beginning of the first sentence of Section 10.3 of the Plan:

               "For Plan Years beginning before January 1, 2000,"

          3. Effective January 1, 1999, by adding the following sentence immediately after the final sentence of subsection 12.12(a) of the Plan:

               "Notwithstanding the foregoing, effective January 1, 1999, hardship withdrawals (to the extent applicable under the Plan) are not considered eligible rollover distributions under the Plan."

                             AMENDMENT NO. 6 TO THE
                            WOODWARD GOVERNOR COMPANY
                   MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

          WHEREAS, Woodward Governor Company (the "Company") maintains the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan");

          WHEREAS, the Company has reserved the right to amend the Plan pursuant to Section 17 of the Plan and has delegated the authority to amend the Plan to certain officers of the Company; and

          WHEREAS, the Company now desires to amend the Plan.

          NOW, THEREFORE, by virtue and in exercise of the power reserved to the Company by subsection 17.1 of the Plan, the Plan is amended effective July 1, 2002 by replacing Article 14 with the following:

                   "ARTICLE 14. THE ADMINISTRATIVE COMMITTEE

          Section 14.1 Membership. The Company shall appoint the Administrative Committee (the "COMMITTEE") as referred to in subsection 1.4 of the Plan to administer the Plan as provided under this Article 14. The Company shall establish such procedures for administering the Plan and shall allocate fiduciary responsibilities to others as it deems suitable.

          Section 14.2 Rights, Powers and Duties. The Committee shall have such authority as may be necessary to discharge its responsibilities under the Plan, including the following powers, rights and duties:

               (a) to adopt such rules of procedure and regulations as, in its opinion, may be necessary for the proper and efficient administration of the Plan and as are consistent with the provisions of the Plan;

               (b) to enforce the Plan in accordance with its terms and with such rules and regulations as may be adopted by the Committee;

               (c) to determine all questions arising under the Plan, including questions relating to the eligibility, benefits and other Plan rights of Participants and Beneficiaries and to remedy ambiguities, inconsistencies or omissions;

               (d) to maintain and keep adequate records concerning the Plan and concerning its proceedings and acts in such form and detail as the Committee may decide;

               (e)  to direct all benefit payments under the Plan;

               (f) to delegate to Worker Members of the Company and the agents or counsel employed by the Company such powers as the Committee or Company considers desirable;

               (g) to appoint one of its members or any other Worker Member to act as secretary of the Committee, and to authorize the secretary so appointed to act for the Committee in all routine matters connected with its responsibilities hereunder; and

               (h) to recommend changes in the Plan to the Company. The Board of Directors can accept or reject such recommendations at its discretion.

          Section 14.3 Application of Rules. In operating and administering the Plan, the Committee shall apply all rules of procedure and regulations adopted by it in a uniform and nondiscriminatory manner.

          Section 14.4 Remuneration and Expenses. No remuneration shall be paid to any Committee member as such. However, the reasonable expenses of a Committee member incurred in the performance of Committee functions shall be reimbursed by the Company.

          Section 14.5 Indemnification of the Committee. The Committee and the individual members thereof and any Worker Members to whom the Committee has delegated responsibility in accordance with Section 14.2 shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee, its members or such Worker Members by reason of the performance of a Committee function if the Committee, such members or Worker Members did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises.

          Section 14.6 Exercise of Committee's Duties. Notwithstanding any other provisions of the Plan, the Committee shall discharge its duties hereunder solely in the interests of the Participants in the Plan and other persons entitled to benefits thereunder, and

               (a) for the exclusive purpose of providing benefits to Participants and other persons entitled to benefits thereunder; and

               (b) with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

          Section 14.7 Information to Be Furnished to Committee. The Company shall furnish the Committee such data and information as may be appropriate.

          Section 14.8 Resignation or Removal of Committee Member. A Committee member may resign at any time by giving 30 days' advance written notice to the Company and the other Committee members. The Company may remove a Committee member by giving advance written notice to him and the other Committee members.

          Section 14.9 Appointment of Successor Committee Members. The Company may fill any vacancy in the membership of the Committee and shall give prompt written notice thereof to the other Committee members. While there is a vacancy in the membership of the Committee, the remaining Committee members shall have the same powers as the full Committee until the vacancy is filled."

                            EXHIBITS TO SCHEDULE 13D

          Exhibit A -   Investment Committee and Administrative Commmittee
                        Members of the Woodward Governor Company Member
                        Investment and Stock Ownership Plan, Directors and
                        Executive Officers of Woodward Governor Company

          Exhibit B -   Woodward Governor Company Member Investment and
                        Stock Ownership Plan, as amended